Filed Pursuant to Rule 424(b)(2)

Registration Nos. 333-162217

333-162217-01

Calculation of Registration Fee

Title of Each Class of Securities Offered	Aggregate Offering Price		Amount of Registration Fee(1)
Senior Notes due 2016	U.S.$	2,000,000,000	U.S.$	232,200
Senior Notes due 2040	U.S.$	750,000,000	U.S.$	87,075

Total	U.S.$	2,750,000,000	U.S.$	319,275

(1)	The filing fee is calculated in accordance with Rule 457(r) of the Securities Act of 1933.

FILED PURSUANT TO RULE 424(b)(2)
REGISTRATION STATEMENT NO.: 333-162217
333-162217-01

PROSPECTUS SUPPLEMENT

(To Prospectus Dated September 30, 2009)

América Móvil, S.A.B. de C.V.

U.S.$2,000,000,000   2.375% Senior Notes due 2016

U.S.$750,000,000   6.125% Senior Notes due 2040

Unconditionally Guaranteed by

Radiomóvil Dipsa, S.A. de C.V.

We are offering U.S.$2,000,000,000 aggregate principal amount of our 2.375% senior notes due 2016 (the “2016 notes”) and U.S.$750,000,000 aggregate principal amount of our 6.125% senior notes due 2040 (the “2040 notes” and, together with the 2016 notes, the “notes”). The 2040 notes will be part of the same series as, and will be fungible with, U.S.$1,250,000,000 aggregate principal amount of 6.125% Senior Notes due 2040 issued by us on March 30, 2010 (the “original 2040 Notes”).

We will pay interest on the 2016 notes on March 8 and September 8 of each year, beginning on March 8, 2012. The 2016 notes will mature on September 8, 2016.

We will pay interest on the 2040 notes on March 30 and September 30 of each year, beginning on September 30, 2011. The 2040 notes will mature on March 30, 2040.

Our wholly-owned subsidiary Radiomóvil Dipsa, S.A. de C.V., also known as “Telcel,” has irrevocably and unconditionally agreed to guarantee the payment of principal, premium, if any, interest, additional amounts and all other amounts in respect of the notes.

The notes will rank equally in right of payment with all of our other unsecured and unsubordinated debt obligations from time to time outstanding. The guarantees will rank equally in right of payment with all of Telcel’s other unsecured and unsubordinated debt obligations from time to time outstanding.

In the event of certain changes in the applicable rate of Mexican withholding taxes on interest, we may redeem the notes of either series, in whole but not in part, at a price equal to 100% of their principal amount plus accrued interest to the redemption date. We may redeem, in whole or in part, the notes of either series at any time by paying the greater of the principal amount of the notes to be redeemed and the applicable “make-whole” amount, plus accrued interest to the redemption date. See “Description of Notes—Optional Redemption” in this prospectus supplement.

We will apply to list the 2016 notes on the New York Stock Exchange. We will apply to list the 2040 notes on the Official List of the Luxembourg Stock Exchange for trading on the Euro MTF Market.

Investing in the notes involves risks. See “Risk Factors” beginning on page S-10 of this prospectus supplement and page 4 of the accompanying prospectus.

	Price to Public(1)	Underwriting Discount	Proceeds to América Móvil(1)
2016 notes	99.188%	0.20%	98.988% U.S.$	1,979,760,000
2040 notes	108.916%	0.30%	108.616% U.S.$	814,620,000

(1)	Plus, in the case of the 2016 notes, accrued interest, if any, from September 8, 2011; and, in the case of the 2040 notes, accrued interest from March 30, 2011. In the case of the 2040 notes, the total amount of accrued interest payable by purchasers of such notes on September 8, 2011 will be U.S.$20,161,458.

THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE SOLELY OUR RESPONSIBILITY AND HAVE NOT BEEN REVIEWED OR AUTHORIZED BY THE COMISIÓN NACIONAL BANCARIA Y DE VALORES (THE MEXICAN NATIONAL BANKING AND SECURITIES COMMISSION, OR “CNBV”). THE TERMS AND CONDITIONS OF THIS OFFER WILL BE NOTIFIED TO THE CNBV FOR INFORMATIONAL PURPOSES ONLY AND SUCH NOTICE DOES NOT CONSTITUTE A CERTIFICATION AS TO THE INVESTMENT VALUE OF THE NOTES OR OUR SOLVENCY. THE NOTES MAY NOT BE OFFERED OR SOLD IN MEXICO, ABSENT AN AVAILABLE EXCEPTION UNDER ARTICLE 8 OF THE LEY DEL MERCADO DE VALORES (MEXICAN SECURITIES MARKET LAW). IN MAKING AN INVESTMENT DECISION, ALL INVESTORS, INCLUDING ANY MEXICAN CITIZEN WHO MAY ACQUIRE NOTES FROM TIME TO TIME, MUST RELY ON THEIR OWN EXAMINATION OF US AND TELCEL.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Delivery of the notes will be made in book-entry form through The Depository Trust Company on or about September 8, 2011.

Joint Book-Running Managers

BofA Merrill Lynch	J.P. Morgan

Co-Managers (2016 notes)

Banca IMI	BBVA

The date of this prospectus supplement is August 31, 2011

PROSPECTUS SUPPLEMENT

PROSPECTUS

We are responsible for the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference therein. We have not authorized any person to give you any other information, and we take no responsibility for any other information that others may give you. This document may only be used where it is legal to sell these securities. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate as of any date other than their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates. We are not making an offer of these securities in any state where the offer is not permitted.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights key information described in greater detail in this prospectus supplement or the accompanying prospectus, including the documents incorporated by reference. You should read carefully the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference before making an investment decision.

América Móvil

We provide telecommunications services in 18 countries. We are the largest provider of wireless communications services in Latin America, with the largest market share in Mexico and the third largest market share in Brazil, in each case based on number of subscribers. We also have major fixed-line operations in Mexico, Brazil and twelve other countries. The table below provides a summary of the principal businesses we conduct and the principal brand names we use in each country where we operate as of June 30, 2011.

Country	Principal Brand Names	Principal Businesses
Mexico	Telcel	Wireless
	Telmex	Fixed line
Argentina	Claro	Wireless, fixed line
Brazil	Claro	Wireless
	Embratel	Fixed line, satellite, Pay TV
	Net	Pay TV
Chile	Claro	Wireless, fixed line, Pay TV
Colombia	Comcel	Wireless
	Telmex	Fixed line, Pay TV
Dominican Republic	Claro	Wireless, fixed line, Pay TV
Ecuador	Claro	Wireless, fixed line, Pay TV
El Salvador	Claro	Wireless, fixed line, Pay TV
Guatemala	Claro	Wireless, fixed line, Pay TV
Honduras	Claro	Wireless, fixed line, Pay TV
Jamaica	Claro	Wireless
Nicaragua	Claro	Wireless, fixed line, Pay TV
Panama	Claro	Wireless, Pay TV
Paraguay	Claro	Wireless, Pay TV
Peru	Claro	Wireless, fixed line, Pay TV
Puerto Rico	Claro	Wireless, fixed line, Pay TV
Uruguay	Claro	Wireless, fixed line
United States	Tracfone	Wireless

The following table sets forth, as of June 30, 2011, the number of our wireless subscribers and our revenue generating units, or “RGUs,” in the countries where we operate. RGUs consist of fixed lines, broadband accesses and cable or direct-to-home pay television (“Pay TV”) units. The table includes total subscribers and RGUs of all consolidated subsidiaries and affiliates, without adjustment where our equity interest is less than 100%. The table reflects the geographic segments we use in our consolidated financial statements, including the following: (a) Southern Cone refers to Argentina, Chile, Paraguay and Uruguay; (b) Andean Region refers to Ecuador and Peru; (c) Central America refers to El Salvador, Guatemala, Honduras and Nicaragua; and (d) Caribbean refers to Dominican Republic, Jamaica and Puerto Rico.

June 30, 2011 (in thousands)
Wireless subscribers:
Mexico	66,912
Brazil	55,534
Southern Cone	24,932
Colombia and Panama	30,890
Andean Region	21,432
Central America	11,451
United States	18,754
Caribbean	6,052

Total wireless subscribers	235,957

RGUs:
Mexico	22,934
Brazil	20,764
Southern Cone	1,227
Colombia and Panama	3,269
Andean Region	702
Central America	3,412
Caribbean	2,183

Total RGUs	54,491

Our principal operations are:

•

Mexico Wireless. Our subsidiary Radiomóvil Dipsa, S.A. de C.V. (“Telcel”), which operates under the brand name Telcel, is the largest provider of wireless service in Mexico, based on the number of subscribers.

•	Mexico Fixed. Our subsidiary Teléfonos de México, S.A.B. de C.V. (“Telmex”) is the only nationwide provider of fixed-line telephony services in Mexico.

•

Brazil. Several of our subsidiaries operating under the unified Claro brand name together constitute one of the three largest providers of wireless telecommunications services in Brazil, based on the number of subscribers. Our subsidiary Embratel Participações S.A. (“Embrapar”), together with its subsidiaries, is one of the leading providers of telecommunications services in Brazil, and our affiliate Net Serviços de Comunicação, S.A. (“Net Serviços”) is the largest cable television operator in Brazil. Together, they offer triple-play services in Brazil, with a cable television network that passes 12.7 million homes as of June 30, 2011.

•

Southern Cone. We provide wireless services in Argentina, Paraguay, Uruguay and Chile, operating under the Claro brand name. We also provide fixed-line services in Argentina, Chile and Uruguay under the Claro brand name. In Chile and Paraguay, we offer nationwide Pay TV services under the Claro brand name.

•

Colombia and Panama. We provide wireless services under the Comcel brand name in Colombia, where we are the largest wireless provider. We also provide fixed-line telecommunications and Pay TV services in Colombia under the Telmex brand name, where our network passes 5.6 million homes as of June 30, 2011. We also provide wireless telecommunications and Pay TV services in Panama under the Claro brand name.

•	Andean Region. We provide wireless services in Peru and Ecuador under the Claro brand name. We also provide fixed-line telecommunications and Pay TV services in Peru, where our network passes

715 thousand homes, and Ecuador, where our network passes 406 thousand homes as of June 30, 2011.

•

Central America. We provide fixed-line, wireless and Pay TV services in Guatemala, El Salvador, Honduras and Nicaragua. Our Central American subsidiaries provide all services under the Claro brand name.

•

United States. Our subsidiary TracFone Wireless Inc. is engaged in the sale and distribution of prepaid wireless services and wireless phones throughout the United States, Puerto Rico and the U.S. Virgin Islands.

•

Caribbean. We provide fixed-line, wireless and Pay TV services in the Dominican Republic and Puerto Rico, where we are the largest telecommunications services providers. In addition, we provide wireless services in Jamaica. Our Caribbean subsidiaries provide all services under the Claro brand name.

Recent Developments

Acquisition of Digicel Operations in Honduras and El Salvador and Divestiture of Our Operations in Jamaica

In March 2011, we entered into an agreement with Digicel Group Limited and its affiliates (“Digicel”) to acquire 100% of Digicel’s operations in Honduras and El Salvador. As part of this transaction, we are selling our operations in Jamaica to Digicel. The completion of the transaction is, among other conditions, subject to governmental and regulatory approvals in Honduras, El Salvador and Jamaica and is expected to occur during the third quarter of 2011.

Fine levied against Telcel by the Mexican Competition Commission

In April 2011, following a regulatory inquiry initiated in 2006, the Mexican Competition Commission (Comisión Federal de Competencia, or “Cofeco”) notified our subsidiary Telcel of a resolution imposing a fine of Ps.11,989 million for alleged “relative monopolistic pricing practices” (prácticas monopólicas relativas) that also constituted a repeat offense (reincidencia). Under applicable Mexican law, Cofeco can impose a penalty for a repeat offense equivalent to the highest of twice the fine applicable to a first-time offense, 10% of the offender’s total assets, and 10% of the offender’s total sales for its previous fiscal year. Otherwise, the applicable fine would have been approximately Ps.54 million. Telcel contests both the determination that its pricing practices were monopolistic and the determination that there was a repeat offense. Telcel has submitted a petition for reconsideration (recurso de reconsideración) to Cofeco. If Cofeco resolves to uphold its determination regarding the fine or any part of it, Telcel plans to seek an injunction (amparo) from a Mexican court against Cofeco’s resolution. While there can be no assurance, we believe that payment of a fine arising from the Cofeco’s resolution is not probable, and, consequently, we have not recorded a provision for accounting purposes through June 30, 2011. It is, however, possible that we will be unsuccessful in our legal challenges to the fine, in which event our financial position would be negatively affected.

Telmex Interconnection Rates

In June 2011, our subsidiary Telmex was informed by the Mexican Federal Telecommunications Commission (Comisión Federal de Telecomunicaciones, or “Cofetel”) of the passing of resolutions mandating reductions to interconnection rates Telmex charges to other telecommunications providers. Specifically, Cofetel’s resolutions reduced the interconnection rate for long-distance calls from Ps.0.11550 per minute to Ps.0.03951 per minute. In addition, Cofetel’s resolutions reduced the interconnection rate charged to other telecommunications providers in rural areas from Ps.0.75000 per minute to Ps.0.04530 per minute. Although we and Telmex are evaluating the scope and legal grounds of the resolutions and expect to challenge them, Telmex will comply with the resolutions pending such challenges.

2-for-1 Stock Split

In June 2011, we effected a 2-for-1 stock split of all shares that represent our capital stock. The stock split had been approved by our shareholders at our annual shareholders’ meeting in April 2011.

Acquisition of 20% Interest in Star One

In July 2011, our subsidiary Empresa Brasileira de Telecomunicações S.A. (“Embratel”) acquired a 20% interest in Star One S.A. (“Star One”) from GE Satellite Holdings LLC and its affiliates for a total purchase price of U.S.$235 million. Star One is a Brazilian company that provides satellite services in Brazil. Prior to that date, Embratel owned the remaining 80% interest in Star One, so that Embratel now owns all of the shares representing the capital stock of Star One.

Tender Offer for Outstanding Shares of Telmex

On August 1, 2011, we announced that our board of directors approved a tender offer (the “TMX Tender Offer”) for all of the outstanding shares of all classes of capital stock of Telmex that we do not indirectly own. The shares that are the subject of the TMX Tender Offer represent approximately 40.04% of the total equity of Telmex. The purchase price will be Ps.10.50 per share and Ps.210.00 Mexican pesos per ADS. The total purchase price will be approximately Ps.75.8 billion (equivalent to approximately U.S.$6.5 billion), assuming that the TMX Tender Offer is fully subscribed. We expect to finance the payment of the purchase price with a combination of cash on hand and the proceeds of new borrowings, including the sale of the notes offered by this prospectus supplement. The completion of the TMX Tender Offer is, among other conditions, subject to governmental and regulatory approvals in Mexico and the United States and is expected to occur during the fourth quarter of 2011. This prospectus supplement does not relate to the TMX Tender Offer.

América Móvil, S.A.B. de C.V. is a sociedad anónima bursátil de capital variable organized under the laws of Mexico with its principal executive offices at Lago Zurich 245, Edificio Telcel, Colonia Granada Ampliación, Delegación Miguel Hidalgo, 11529, México D.F., México. Our telephone number at this location is (5255) 2581-4449.

Summary of the Offering

The following summary contains basic information about the notes and is not intended to be complete. It does not contain all the information that is important to you. For a more complete description of the terms and conditions of the notes, see “Description of Notes” in this prospectus supplement and “Description of Debt Securities” in the accompanying prospectus.

Notes Offered	U.S.$2,000,000,000 aggregate principal amount of 2.375% Senior Notes due 2016.

U.S.$750,000,000 aggregate principal amount of 6.125% Senior Notes due 2040.

Issuer	América Móvil, S.A.B. de C.V.

Guarantor	Radiomóvil Dipsa, S.A. de C.V. (also known as “Telcel”).

Issue Price	99.188%, plus accrued interest, if any, from September 8, 2011 for the 2016 notes.

108.916%, plus accrued interest from March 30, 2011 for the 2040 notes.

Maturity	The 2016 notes will mature on September 8, 2016.

The 2040 notes will mature on March 30, 2040.

Interest Rate	The 2016 notes will bear interest at the rate of 2.375% per year from September 8, 2011.

The 2040 notes will bear interest at the rate of 6.125% per year from March 30, 2011.

Interest Payment Dates	Interest on the 2016 notes will be payable on March 8 and September 8 of each year, beginning on March 8, 2012.

Interest on the 2040 notes will be payable on March 30 and September 30 of each year, beginning on September 30, 2011. Purchasers of the 2040 notes will be entitled to receive the full amount of the next interest payment on September 30, 2011.

Guarantees	Payments of principal, premium, if any, interest, additional amounts and all other amounts due under the notes will be irrevocably and unconditionally guaranteed by Telcel.

Ranking	The notes will be our unsecured and unsubordinated obligations and will rank equally in right of payment with all of our other unsecured and unsubordinated debt. The guarantees will be unsecured and unsubordinated obligations of Telcel and will rank equally in right of payment with all other unsecured and unsubordinated debt of Telcel. The notes and the guarantees will be effectively subordinated to all of our and Telcel’s existing and future secured obligations and to all existing and future indebtedness of our subsidiaries other than Telcel. The notes do not restrict our ability or the ability of Telcel or our other subsidiaries to incur additional indebtedness in the future.

As of June 30, 2011, we had, on an unconsolidated basis (parent company only), unsecured and unsubordinated indebtedness and guarantees of subsidiary indebtedness of approximately Ps.202.3 billion (U.S.$17.1 billion). As of June 30, 2011, Telcel had, on an unconsolidated basis, unsecured and unsubordinated indebtedness and guarantees of parent company and subsidiary indebtedness of approximately Ps.304.2 billion (U.S.$25.7 billion). As of June 30, 2011, our subsidiaries other than Telcel had indebtedness of approximately Ps.111.9 billion (U.S.$9.5 billion).

Use of Proceeds	We intend to use the net proceeds from the sale of the notes for general corporate purposes, including the payment of the purchase price in connection with the TMX Tender Offer and capital expenditures. See “Use of Proceeds” in this prospectus supplement.

Further Issuances	We may, from time to time without the consent of holders of the notes of a series, issue additional notes on the same terms and conditions as the notes of that series, which additional notes will increase the aggregate principal amount of, and will be consolidated and form a single series with, the notes of that series.

Payment of Additional Amounts	If you are not a resident of Mexico for tax purposes, payments of interest on the notes to you will generally be subject to Mexican withholding tax at a rate of 4.9% or, in certain circumstances, 10%. See “Taxation—Mexican Tax Considerations” in this prospectus supplement and in the accompanying prospectus. We will pay additional amounts in respect of those payments of interest so that the amount you receive after Mexican withholding tax is paid equals the amount that you would have received if no such Mexican withholding tax had been applicable, subject to some exceptions as described under “Description of Notes—Payment of Additional Amounts” in this prospectus supplement and “Description of Debt Securities—Payment of Additional Amounts” in the accompanying prospectus.

Optional Redemption	We may redeem any of the notes of either series at any time in whole or in part by paying the greater of the principal amount of the notes to be redeemed and the applicable “make-whole” amount, plus accrued interest to the redemption date, as described under “Description of Notes—Optional Redemption” in this prospectus supplement and “Description of Debt Securities—Optional Redemption” in the accompanying prospectus.

Tax Redemption	If, due to changes in Mexican laws relating to Mexican withholding taxes, we are obligated to pay additional amounts on the notes of either series in excess of those attributable to a Mexican withholding tax rate of 4.9%, we may redeem the outstanding notes of that series, in whole but not in part, at any time, at a price equal to 100% of their principal amount plus accrued interest to the redemption date.

Listing	We will apply to list the 2016 notes on the New York Stock Exchange. We will apply to list the 2040 notes on the Official List of the Luxembourg Stock Exchange for trading on the Euro MTF Market. However, we will not be required to maintain such listings.

CUSIP	The CUSIP for the 2016 notes is 02364WBC8. The CUSIP for the 2040 notes is 02364WAW5 (the same CUSIP as the original 2040 notes).

ISIN	The ISIN for the 2016 notes is US02364WBC82. The ISIN for the 2040 notes is US02364WAW55 (the same ISIN as the original 2040 notes).

Form and Denomination	The 2016 notes will be issued only in registered form without coupons and in minimum denominations of U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof.

The 2040 notes will be issued only in registered form without coupons and in minimum denominations of U.S.$100,000 and integral multiples of U.S.$1,000 in excess thereof.

Trustee, Registrar, Principal Paying Agent, and Transfer Agent	The Bank of New York Mellon.

Luxembourg Paying Agent and Transfer Agent	In the case of the 2040 notes only, The Bank of New York Mellon (Luxembourg) S.A.

Luxembourg Listing Agent	In the case of the 2040 notes only, The Bank of New York Mellon (Luxembourg) S.A.

Governing law	The indenture, the supplemental indentures relating to the notes, and the notes and guarantees will be governed by the laws of the State of New York.

Risk factors	Before making an investment decision, prospective purchasers of notes should consider carefully all of the information included in this prospectus supplement and the accompanying prospectus, including, in particular, the information under “Risk Factors” in this prospectus supplement and the accompanying prospectus.

PRESENTATION OF FINANCIAL INFORMATION

This prospectus supplement incorporates by reference our audited consolidated financial statements as of January 1, 2009 and December 31, 2009 and 2010 and for each of the two years in the period ended December 31, 2010. Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board as of December 31, 2010 and are presented in Mexican pesos. Our date of transition to IFRS was January 1, 2009. These consolidated financial statements were our first annual financial statements prepared in accordance with IFRS. IFRS 1—“First-time Adoption of International Financial Reporting Standards” has been applied in preparing these financial statements. Note 1(II)(b) to our audited consolidated financial statements contains an analysis of the valuation, presentation and disclosure effects of adopting IFRS and a reconciliation between Mexican Financial Reporting Standards (Normas de Información Financiera Mexicanas, or “Mexican FRS”) and IFRS as of January 1, 2009 and December 31, 2009 and for the year ended December 31, 2009. The financial statements of our non-Mexican subsidiaries have been translated to Mexican pesos. Note 2(b)(ii) to our audited consolidated financial statements describes how we translate the financial statements of our non-Mexican subsidiaries.

Both the audited annual consolidated financial statements and the unaudited interim consolidated financial information incorporated by reference in this prospectus supplement have been retrospectively restated to combine the financial position and results of operations of Carso Global Telecom, S.A.B. de C.V. (“CGT”) and Telmex Internacional, S.A.B. de C.V. (“Telmex Internacional”) as a result of our acquisition of CGT and Telmex Internacional in June 2010.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

This prospectus supplement incorporates important information about us that is not included in or delivered with the prospectus supplement. The U.S. Securities and Exchange Commission (the “SEC”) allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement, and certain later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the following documents:

•	our annual report on Form 20-F for the year ended December 31, 2010, filed with the SEC on May 13, 2011 (SEC File No. 001-16269) (the “2010 Form 20-F”);

•

our report on Form 6-K, filed with the SEC on August 31, 2011 (SEC File No. 001-16269) containing our operating and financial review (including financial information) as of June 30, 2011 and for the six months ended June 30, 2011 and 2010;

•

any future annual reports on Form 20-F filed with the SEC after the date of this prospectus supplement and prior to the termination of the offering of the securities offered by this prospectus supplement; and

•

any future reports on Form 6-K that we file with the SEC after the date of this prospectus supplement and prior to the termination of the offering of the securities offered by this prospectus supplement that are identified in such reports as being incorporated by reference in our Registration Statement on Form F-3 (SEC File No. 333-162217).

Any statement contained in any of the foregoing documents shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

You may request a copy of any and all of the information that has been incorporated by reference in this prospectus supplement and that has not been delivered with this prospectus supplement, at no cost, by writing or telephoning us at Lago Zurich 245, Edificio Telcel, Colonia Granada Ampliación, Delegación Miguel Hidalgo, 11529, México D.F., México, Attention: Investor Relations, telephone (5255) 2581-4449.

We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its Public Reference Room at 100 F Street, N.E. Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Any filings we make electronically will be available to the public over the Internet at the SEC’s web site at www.sec.gov.

RISK FACTORS

You should refer to the risk factors discussed under “Risk Factors” in the accompanying prospectus and “Item 3—Risk Factors” in our 2010 Form 20-F incorporated by reference in this prospectus supplement.

EXCHANGE RATES

Mexico has a free market for foreign exchange, and the Mexican government allows the Mexican peso to float freely against the U.S. dollar. We cannot assure you that the Mexican government will maintain its current policies with regard to the Mexican peso or that the Mexican peso will not depreciate or appreciate significantly in the future.

The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rate in New York City for cable transfers in Mexican pesos published by the Federal Reserve Bank of New York, expressed in Mexican pesos per U.S. dollar. The rates have not been restated in constant currency units and therefore represent nominal historical figures.

Period	High	Low	Average(1)	Period End
2006	11.4600	10.4315	10.9023	10.7995
2007	11.2692	10.6670	10.9253	10.9169
2008	13.9350	9.9166	11.2124	13.8320
2009	15.4060	12.6318	13.5777	13.0576
2010	13.1940	12.1556	12.6352	12.3825
2011
January	12.2545	12.0390
February	12.1824	11.9700
March	12.1114	11.9170
April	11.8552	11.5237
May	11.7661	11.5050
June	11.9717	11.6362
July	11.7972	11.6294
August (through August 26)	12.4657	11.7525

(1)	Average of month-end rates.

References herein to “Mexican pesos” or “Ps.” are to Mexican pesos, references to “U.S. dollars” or “U.S.$” are to United States dollars.

This prospectus supplement contains translations of various Mexican peso amounts into U.S. dollars at specified rates solely for your convenience. You should not construe these translations as representations by us that the nominal Mexican peso or constant Mexican peso amounts actually represent the U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts from constant Mexican pesos at the exchange rate of Ps.11.8389 to U.S.$1.00, which was the rate reported by Banco de México for June 30, 2011, as published in the Official Gazette of the Federation (Diario Oficial de la Federación, or “Official Gazette”).

USE OF PROCEEDS

The net proceeds from the sale of the notes, including the accrued interest on the 2040 notes payable by purchasers and after payment of underwriting discounts and commissions and transaction expenses, are estimated to be approximately U.S.$2,814 million. We intend to use the net proceeds from the sale of the notes for general corporate purposes, including the payment of the purchase price in connection with the TMX Tender Offer and capital expenditures.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of June 30, 2011 and as adjusted to reflect the issuance and sale of the notes, but not the application of the net proceeds of the offering. Additional indebtedness incurred since June 30, 2011 includes loans drawn under existing revolving credit facilities totaling approximately U.S.$1 billion, the issuance of commercial paper for Ps.1.5 billion and the issuance of notes maturing in 2017 in an aggregate amount of Swiss francs 270 million. This additional indebtedness is not reflected in the following table.

U.S. dollar amounts in the table are presented solely for your convenience using the exchange rate of Ps.11.8389 to U.S.$1.00, which was the rate reported by Banco de México for June 30, 2011, as published in the Official Gazette.

	As of June 30, 2011
	Actual			As adjusted
	(millions of Mexican pesos)	(millions of U.S. dollars)		(millions of Mexican pesos)	(millions of U.S. dollars)
		(unaudited)
Debt:
Denominated in U.S. dollars:
Export credit agency credits	Ps. 7,875	U.S.$	665	Ps. 7,875	U.S.$	665
Other bank loans	12,538		1,059	12,538		1,059
5.500% Notes due 2014	9,412		795	9,412		795
5.750% Notes due 2015	8,432		712	8,432		712
3.625% Senior Notes due 2015	8,879		750	8,879		750
5.500% Senior Notes due 2015	6,568		555	6,568		555
2.375% Senior Notes due 2016 offered hereby	—		—	23,678		2,000
5.625% Notes due 2017	6,903		583	6,903		583
5.000% Senior Notes due 2019	8,879		750	8,879		750
5.500% Senior Notes due 2019	4,468		377	4,468		377
5.000% Senior Notes due 2020	25,155		2,125	25,155		2,125
6.375% Notes due 2035	11,619		982	11,619		982
6.125% Notes due 2037	4,371		369	4,371		369
6.125% Senior Notes due 2040*	14,799		1,250	14,799		1,250
6.125% Senior Notes due 2040 offered hereby*	—		—	8,879		750

Total	129,898		10,972	162,455		13,722
Denominated in Mexican pesos:
Domestic senior notes (certificados bursátiles)	61,238		5,173	61,238		5,173
8.75% Senior Notes due 2016	4,500		380	4,500		380
9.00% Senior Notes due 2016	5,000		422	5,000		422
8.46% Senior Notes due 2036	7,872		665	7,872		665
Other bank loans	46		4	46		4

Total	78,656		6,644	78,656		6,644
Denominated in euro:
Export credit agency credits	180		15	180		15
3.75% Senior Notes due 2017	17,169		1,450	17,169		1,450
4.75% Senior Notes due 2022	12,877		1,088	12,877		1,088

Total	30,226		2,553	30,226		2,553

*	The original 2040 notes and the 2040 notes offered hereby will be part of the same series.

(table continued on next page)

	As of June 30, 2011
	Actual			As adjusted
	(millions of Mexican pesos)	(millions of U.S. dollars)		(millions of Mexican pesos)	(millions of U.S. dollars)
		(unaudited)
Denominated in pounds sterling:
5.75% Senior Notes due 2030	12,353		1,043	12,353		1,043

Total	12,353		1,043	12,353		1,043
Denominated in Colombian pesos	4,123		348	4,123		348
Denominated in Brazilian reais	21,557		1,821	21,557		1,821
Denominated in other currencies	27,345		2,310	27,345		2,310

Total debt	304,158		25,691	336,715		28,441
Less short-term debt and current portion of long-term debt	21,395		1,807	21,395		1,807

Total long-term debt	282,763		23,884	315,320		26,634

Equity:
Capital stock	96,426		8,145	96,426		8,145
Total retained earnings	199,854		16,881	199,854		16,881
Effect of translation of foreign entities	10,704		904	10,704		904
Non-controlling interest	27,741		2,343	27,741		2,343

Total equity	334,725		28,273	334,725		28,273

Total capitalization (total long-term debt plus equity)	Ps.617,488	U.S.$	52,157	Ps.650,045	U.S.$	54,907

As of June 30, 2011, Telcel had, on an unconsolidated basis, unsecured and unsubordinated indebtedness and guarantees of parent company and subsidiary indebtedness of approximately Ps.304.2 billion (U.S.$25.7 billion). As of June 30, 2011, our subsidiaries other than Telcel had indebtedness totaling approximately Ps.111.9 billion (U.S.$9.5 billion).

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratios of earnings to fixed charges for the two years ended December 31, 2009 and December 31, 2010 and for the six months ended June 30, 2011, in accordance with IFRS.

Year ended December 31, 2009	Year ended December 31, 2010	Six months ended June 30, 2011
9.2	7.6	7.7

(1)	Earnings, for this purpose, consist of profit before income tax, plus interest expense and interest implicit in operating leases, minus equity interest in net income of affiliates, during the period.

OPERATING AND FINANCIAL REVIEW AS OF JUNE 30, 2011 AND FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

The following is a summary and discussion of our results of operations for the six months ended June 30, 2011 and 2010 and our financial condition as of June 30, 2011. The following discussion should be read in conjunction with our audited annual consolidated financial statements.

In the opinion of our management, the unaudited interim financial information discussed below includes all adjustments, consisting only of normal and recurring adjustments, necessary for the fair presentation of this financial information in a manner consistent with the IFRS presentation made in the annual audited consolidated financial statements incorporated by reference herein from our 2010 Form 20-F. Results of operations for the first six months of 2011 are not, however, necessarily indicative of results to be expected for the full year.

The following tables set forth summary unaudited condensed consolidated financial data of América Móvil at June 30, 2011 and December 31, 2010 and for the six months ended June 30, 2011 and 2010.

	For the six months ended June 30,
	2010	2011	2011
	(in thousands of Mexican pesos)		(millions of U.S. dollars)
		(unaudited)
Income Statement Data
Operating revenues:
Mobile voice services	Ps.128,330,064	Ps.135,033,282	U.S.$	11,406
Fixed voice services	69,867,867	68,097,495		5,752
Mobile data voice services	36,316,776	47,412,702		4,005
Fixed data services	32,502,292	34,781,691		2,938
Paid television	4,393,411	7,448,052		629
Other services	23,618,434	23,161,453		1,956

Total operating revenues	295,028,844	315,934,675		26,686

Operating costs and expenses:
Cost of sales and services	119,910,193	133,064,342		11,240
Commercial, administrative and general expenses	52,374,844	58,972,723		4,981
Other expenses	1,676,979	1,886,241		160
Depreciation and amortization	41,626,379	45,098,332		3,809

Total operating costs and expenses	215,588,395	239,021,638		20,190

Operating income	79,440,449	76,913,037		6,496

Interest income	2,032,081	3,066,258		259
Interest expense	(7,571,911)	(9,571,394)		(808)
Exchange gain, net	3,602,193	6,491,251		548
Valuation of derivatives and other financial items, net	(6,250,353)	(4,302,375)		(363)
Equity in net income of associated company	357,227	1,298,514		110

Profit before income tax	71,609,686	73,895,291		6,242
Income tax	24,060,570	23,143,913		1,955

Net profit for the period	Ps. 47,549,116	Ps. 50,751,378	U.S.$	4,287

Comprehensive income for the period attributable to:
Equity holders of the parent	Ps. 42,129,997	Ps. 47,661,868	U.S.$	4,026
Non-controlling interest	5,419,119	3,089,510		261

	Ps. 47,549,116	Ps. 50,751,378	U.S.$	4,287

	At December 31, 2010	At June 30, 2011	At June 30, 2011
	(in thousands of Mexican pesos)		(in millions of U.S. dollars)
	(unaudited)
Balance Sheet Data
Total current assets	Ps.233,711,972	Ps.244,749,417	U.S.$	20,673

Total non-current assets	642,982,562	650,917,803		54,981

Total assets	876,694,534	895,667,220		75,654

Total current liabilities	204,543,083	235,287,977		19,874
Long-term debt	294,060,952	282,762,701		23,885
Deferred taxes	25,178,166	26,449,393		2,234
Deferred revenues	3,990,184	4,350,335		367
Employee benefits	12,884,979	12,091,750		1,021

Total liabilities	540,657,364	560,942,156		47,381
Equity:
Capital stock	96,433,461	96,425,573		8,145
Retained earnings:
Prior years	105,009,640	152,192,018		12,855
Profit for the period	91,123,052	47,661,868		4,026

Total retained earnings	196,132,692	199,853,886		16,881
Other comprehensive income items	15,085,830	10,704,156		904
Equity attributable to equity holders of the parent	307,651,983	306,983,615		25,930
Non-controlling interests	28,385,187	27,741,449		2,343

Total equity	336,037,170	334,725,064		28,273

Total liabilities and equity	Ps.876,694,534	Ps.895,667,220	U.S.$	75,654

Use of Certain Operating Measures

In analyzing our financial performance, we use certain operating measures that are not included in our financial statements. These operating measures may not be comparable with similarly titled measures and disclosures by other companies. The principal such operating measures are:

ARPU—average revenues per subscriber per month. This measure analyzes revenues from wireless data and voice services. We calculate ARPU for a given period by dividing service revenues for such period by the average number of wireless subscribers (including both prepaid and postpaid customers) for such period.

MOUs—average minutes of use per subscriber per month. This measure analyzes usage of wireless services. We calculate MOUs by dividing total wireless traffic in a given period by the average number of wireless subscribers for such period.

Churn—This measure analyzes the rate at which customers disconnect our services (wireless or fixed). We calculate churn rate as the total number of customer disconnections for a given period divided by total subscribers at the beginning of such period. For wireless customers, postpaid subscribers are considered disconnected at the expiration of their contracts or earlier if they voluntarily discontinue service, and prepaid customers are considered disconnected following a specified period of time after they become delinquent, or four months after they cease using our service, so long as they have not activated a calling card or received traffic.

Consolidated Results of Operations for the First Six Months of 2011 and 2010

Operating Revenues

Operating revenues for the first six months of 2011 increased by 7.1% over the first six months of 2010. The Ps.20.9 billion increase was attributable to increases in revenues from our voice and data mobile operations, fixed-line data operations and pay TV services, slightly offset by a decrease in revenues from our fixed-line voice operations.

Voice Mobile—Voice mobile revenues for the first six months of 2011 increased by 5.2% over the first six months of 2010. The increase of Ps.6.7 billion in these revenues was principally due to an increase in traffic, partially offset by reductions in interconnection rates charged to other telecommunications providers in Mexico, Colombia and certain countries in Central America.

Voice Fixed—Voice fixed revenues for the first six months of 2011 decreased by 2.5% from the first six months of 2010. The decrease of Ps.1.8 billion in these revenues was principally due to a decrease in long distance traffic and lower interconnection rates, especially in Mexico.

Data Mobile—Data mobile revenues for the first six months of 2011 increased by 30.6% over the first six months of 2010. The increase of Ps.11.1 billion in these revenues was principally due to increased use of value-added services, including SMS messaging and web browsing on handsets, tablets and notebooks.

Data Fixed—Data fixed revenues for the first six months of 2011 increased by 7.0% over the first six months of 2010. The increase of Ps.2.3 billion in these revenues was principally due to residential subscriber growth.

Pay TV—Pay TV revenues for the first six months of 2011 increased by 69.5% over the first six months of 2010. The increase of Ps.3.1 billion in these revenues was principally due to subscriber growth in our Brazilian operations.

Other services and discounts—Revenues from other services and discounts for the first six months of 2011 decreased by 1.9% from the first six months of 2010. The decrease of Ps.0.5 billion in these revenues primarily reflects an increase in commissions paid to distributors.

Operating Costs and Expenses

Cost of sales and services—Cost of sales and services for the first six months of 2011 represented 42.1% of operating revenues compared to 40.6% of operating revenues for the first six months of 2010. In absolute terms, cost of sales and services for the first six months of 2011 increased by 11.0% over the first six months of 2010.

Cost of sales was Ps.42.5 billion for the first six months of 2011 and Ps.38.8 billion for the first six months of 2010 and primarily represented the cost of handsets, accessories and computers sold to customers, resulting from higher total subscriber growth in the first six months of 2011 compared to the first six months of 2010. Costs of handsets, accessories and computers for the first six months of 2011 increased by 9.5% over the first six months of 2010.

Cost of services was Ps.90.5 billion for the first six months of 2011 and Ps.81.1 billion for the first six months of 2010. The 11.7% increase for the first six months of 2011 over the first six months of 2010 was greater than the growth in service revenues, which increased by 6.9%. Cost of services increased faster than service revenues primarily due to increased expenses related to airtime resale resulting from the traffic increase attributable to our plans offering unlimited voice and data in the United States, increased costs of acquiring content and programming, especially for our wireless data and Pay TV services, and royalty payments under our concessions and licenses.

Commercial, administrative and general—Commercial, administrative and general expenses represented 18.7% of operating revenues for the first six months of 2011 and 17.8% of operating revenues for the first six months of 2010. On an absolute basis, commercial administrative and general expenses for the first six months of 2011 increased by 13.3% over the first six months of 2010. The increase principally reflects higher advertising, customer services and collection expenses.

Other expense, net—For the first six months of 2011, we recorded net other expense of Ps.1.9 billion, compared to Ps.1.7 billion for the first six months of 2010.

Depreciation and amortization—Depreciation and amortization for the first six months of 2011 increased by Ps.3.5 billion, or 8.3%, over the first six months of 2010. As a percentage of revenues, depreciation and amortization for the first six months of 2011 increased slightly to 14.3% compared to 14.1% for the first six months of 2010. The increase in depreciation and amortization for the first six months of 2011 reflected the high level of capital expenditures.

Operating Income

Operating income for the first six months of 2011 decreased by 3.2% from the first six months of 2010, reflecting the increase in our operating costs and expenses. Operating margin (operating income as a percentage of operating revenues) for the first six months of 2011 was 24.3% compared to 26.9% for the first six months of 2010. The decrease in our operating margin for the first six months of 2011 was due principally to higher costs for subscriber acquisition, acquisition of content and programming, network maintenance, airtime resale, customer service and royalty payments under our concessions and licenses.

Net Interest Expense

Net interest expense (interest expense less interest income) for the first six months of 2011 increased by 17.4% (or Ps.966 million) over the first six months of 2010. The increase reflects a higher average level of net debt (average indebtedness less average cash and cash equivalents) resulting from new borrowings, and the payment of the cash purchase price in the offers for CGT and Telmex Internacional, in the first half of 2011.

Foreign Exchange Gain, Net

We recorded net foreign exchange gain of Ps.6.5 billion for the first six months of 2011, compared to Ps.3.6 billion for the first six months of 2010. The higher level of net foreign exchange gain was primarily attributable to a higher rate of appreciation of the Mexican peso against U.S. dollar, the currency in which a considerable part of our indebtedness is denominated.

Valuation of Derivatives and Other Financial Items, Net

We recognized net fair value losses of Ps.4.3 billion for the first six months of 2011, compared to Ps.6.3 billion for the first six months of 2010. This item principally reflected changes in the valuation of our derivative instruments, and the lower level of net fair value losses reflected a reduction in the use of derivative instruments.

Equity in Results of Associates

Our proportionate share of the net profit of Net Serviços was Ps.1.3 billion for the first six months of 2011, compared to Ps.0.4 billion for the first six months of 2010. Our interest in Net Serviços increased to 91.9% as a result of our cash tender offer.

Income Tax

Our effective rate of provisions for corporate income tax as a percentage of profit before income tax was 31.9% for the first six months of 2011, compared to 33.8% for the first six months of 2010, reflecting changes in the geographical composition of our profit before income tax.

Net Profit

We had net profit of Ps.50.8 billion for the first six months of 2011, an increase of Ps.3.3 billion over the first six months of 2010, as improved results of financing and a lower effective tax rate more than offset a decrease in operating income.

Liquidity and Capital Resources

As of June 30, 2011, we had net debt of Ps.216.8 billion, compared to Ps.206.7 billion at December 31, 2010.

Our total indebtedness as of June 30, 2011 was Ps.304.2 billion, of which Ps.21.4 billion was classified as short-term debt (including the current portion of long-term debt). Without considering the effect of hedging instruments that we use to manage our interest rate and foreign exchange exposure, approximately Ps.129.9 billion, or 43%, of our total indebtedness as of June 30, 2011 was denominated in U.S. dollars. In addition, approximately Ps.88.9 billion, or 29%, of our total indebtedness at that date, bore interest at variable rates, while approximately Ps.215.3 billion, or 71%, bore interest at fixed rates. Outstanding debt at June 30, 2011 does not reflect loans drawn under existing revolving credit facilities of approximately U.S.$1 billion, the issuance of commercial paper for Ps.1.5 billion and the issuance of notes maturing in 2017 in an aggregate amount of Swiss francs 270 million.

The maturities of our long-term debt as of June 30, 2011 were as follows:

Amount
Years	(millions of Mexican pesos as of June 30, 2011)
2012	Ps. 6,450
2013	38,739
2014	32,849
2015	32,544
2016	14,979
2017 and thereafter	157,202

Total	Ps.282,763

We regularly assess our interest rate and foreign exchange exposures in order to determine whether to hedge our exposures. We may use derivative instruments to hedge our exposures.

We have continued to repurchase shares of our capital stock under our share repurchase program. During the first six months of 2011, we repurchased approximately 988.8 million Series L shares and 0.3 million Series A shares for aggregate purchase price of Ps.29.3 billion.

As of June 30, 2011, cash and cash equivalents amounted to Ps.87.5 billion, slightly down from Ps.95.9 billion as of December 31, 2010. During the first six months of 2011, we used approximately Ps.2.2 billion to pay dividends and Ps.39.9 billion to fund capital expenditures.

Segment Results of Operations for the First Six Months of 2011 and 2010

The tables below set forth operating revenues and operating income for each of our segments for the periods indicated.

	For the six months period ended June 30, 2010
	Operating revenues	Operating income
	(in millions of Mexican pesos)
	(unaudited)
Mexico Wireless	Ps. 67,498	Ps.35,178
Mexico Fixed	54,770	15,862
Brazil	73,354	7,954
Southern Cone	20,514	4,522
Colombia and Panama	24,091	6,993
Andean Region	14,025	4,414
Central America	8,423	859
United States	16,329	1,729
Caribbean	13,388	1,532
Other	2,638	397

Total	Ps.295,029	Ps.79,440

	For the six months period ended June 30, 2011
	Operating revenues	Operating income
	(in millions of Mexican pesos)
	(unaudited)
Mexico Wireless	Ps. 71,848	Ps.36,557
Mexico Fixed	52,527	13,519
Brazil	81,340	4,905
Southern Cone	23,194	4,874
Colombia and Panama	26,796	8,130
Andean Region	15,470	5,271
Central America	8,543	625
United States	21,223	1,578
Caribbean	12,546	1,382
Other	2,448	72

Total	Ps.315,935	Ps.76,913

Mexico Wireless

Mexico Wireless segment operating revenues for the first six months of 2011 increased by 6.4% over the first six months of 2010. This increase was primarily driven by an increase in data revenues. Wireless voice revenues for the first six months of 2011 decreased by 1.4% from the first six months of 2010, as growth in revenues from monthly charges and airtime, long distance and roaming services were more than offset by lower interconnection revenues due to lower interconnection fees that were not compensated by volume. Wireless data revenues for the first six months of 2011 increased by 24.2% over the first six months of 2010, principally due to increased revenue from SMS messaging, two-way messaging and e-commerce. For the first six months of 2011, the components of service revenues were wireless voice (68.1%) and wireless data (31.9%).

Average MOUs per subscriber for the first six months of 2011 increased by 6.9% over the first six months of 2010. ARPU for the first six months of 2011 decreased by 4.5% from the first six months of 2010. During the first six months of 2011, we lowered the price of some of our services, including wireless voice and data services, in Mexico through new commercial plans and promotions, which contributed to the increase in subscribers (primarily prepaid subscribers) and MOUs but dampened the level of ARPU. Reductions in interconnection tariffs and a decline in traffic resulted in lower interconnection revenues for the first six months of 2011. The wireless churn rate for our Mexican Wireless operations for the first six months of 2011 remained stable at 3.0% compared to the first six months of 2010.

Mexico Wireless segment operating income for the first six months of 2011 increased by 3.9% from the first six months of 2010. Segment operating margin was 50.9% for the first six months of 2011 and 52.1% for the first six months of 2010. The decrease in segment operating margin for the first six months of 2011was due principally to reductions in interconnection rates, increased costs of equipment, the development of new customer care centers, and payments to software and mobile data content developers.

Mexico Fixed

Mexico Fixed segment operating revenues for the first six months of 2011 decreased by 4.1% from the first six months of 2010. This decrease was principally due to decreases in voice revenues, partially offset by an increase in data revenues. Fixed voice revenues for the first six months of 2011 decreased by 7.5% from the first six months of 2010, reflecting significant reductions in local and long distance traffic and lower interconnection fees. Revenues from broadband and corporate network services for the first six months of 2011 increased by 7.4% over the first six months of 2010, principally due to corporate and residential subscriber growth. For the first six months of 2011, the components of service revenues were fixed voice (67.6%) and broadband and corporate network services (32.4%).

The fixed voice churn rate increased slightly from 0.9% for the first six months of 2010 to 1.1% for the first six months of 2011. The broadband churn rate remained stable at 1.4% for the first six months of 2011 compared to the first six months of 2010.

Mexico Fixed segment operating income for the first six months of 2011 decreased by 8.9% from the first six months of 2010. Segment operating margin was 23.5% for the first six months of 2011 and 24.7% for the first six months of 2010. The decrease in segment operating income and operating margin for the first six months of 2011 was due principally to the decrease in operating revenues and increased costs of equipment, network maintenance costs and administrative expenses.

Brazil

Brazil segment operating revenues for the first six months of 2011 increased by 10.9% over the first six months of 2010. This increase partly reflects the appreciation of the Brazilian real against the Mexican peso. It was also due to increases in wireless data and Pay TV revenues. Wireless data revenues for the first six months of 2011 increased by 26.1% and fixed data revenues for the first six months of 2011 increased 6.5%, in each case compared to the first six months of 2010, as a result of greater use of value-added services, such as SMS messaging and web browsing on handsets, tablets and notebooks. Pay TV revenues for the first six months of 2011 increased by nearly 160% over the first six months of 2010 as a result of subscriber growth driven by new commercial packages offered by Embratel and Net Serviços. Wireless and fixed voice revenues for the first six months of 2011 were flat compared to the first six months of 2010. For the first six months of 2011, the components of service revenues were wireless voice and wireless data services (47.8%) and fixed voice, broadband and pay TV services (52.2%).

Average MOUs per subscriber for the first six months of 2011 decreased by 6.5% compared with the first six months of 2010. The decrease in average MOUs for the first six months of 2011 reflected the shift in consumer preference from voice to data services, which was partly driven by our new commercial plans and promotional packages in Brazil. On a local-currency basis, ARPU for the first six months of 2011 decreased by 11.8% from the first six months of 2010. This decrease for the first six months of 2011 reflected a decrease in monthly, airtime and interconnection rates.

Brazil segment operating income for the first six months of 2011 decreased by 38.3% from the first six months of 2010. Segment operating margin was 6.0% for the first six months of 2011 and 10.8% for the first six months of 2010. The decrease in segment operating income and operating margin for the first six months of 2011 is due principally to subscriber acquisition costs, costs of acquiring content and programming, especially for our wireless data and Pay TV services, and royalty payments under our concessions and licenses.

Southern Cone—Argentina, Chile, Paraguay and Uruguay

Southern Cone segment operating revenues the first six months of 2011 increased by 13.1% over the first six months of 2010. This increase partly reflected the appreciation of the local currencies against the Mexican peso. It was also driven by growth in wireless voice and data, fixed voice and Chilean Pay TV revenues. For the first six months of 2011, wireless voice and data services were 85.9% of service revenues.

Average MOUs per subscriber for the first six months of 2011 increased by 6.1% over the first six months of 2010, primarily due to promotional packages for prepaid and postpaid services. On a local-currency basis, ARPU for the first six months of 2011 increased by 13.1% in Argentina, Paraguay and Uruguay and decreased by 3.6% in Chile, in each case compared to the first six months of 2010. ARPU was positively affected by higher prices in Argentina and higher usage of data in all countries, but adversely affected by lower usage by newly-added subscribers.

Southern Cone segment operating income for the first six months of 2011 increased by 7.8% over the first six months of 2010. Segment operating margin was 21.0% for the first six months of 2011 and 22.0% for the first six months of 2010. Results of operations in all countries in the segment reflected the increased leverage of our network and customer service infrastructure resulting from higher revenues, which in Chile was more than offset by increases in subscriber and content acquisition costs.

Colombia and Panama

Colombia and Panama segment operating revenues for the first six months of 2011 increased by 11.2% over the first six months of 2010. This increase reflected principally an increase in wireless data and fixed voice revenues. Fixed and wireless data services for the first six months of 2011 increased by 27.0% over the first six months of 2010, as a result of new promotional packages focused on SMS texting and web browsing on handsets, tablets and notebooks, as well as increased growth in use of voice services. Fixed and wireless voice revenues for the first six months of 2011 increased by 6.8% over the first six months of 2010. Pay TV revenues for the first six months of 2011 increased by 2.6% over the first six months of 2010. For the first six months of 2011, wireless voice and wireless data services represented 83.3% of our segment service revenues.

Average MOUs per subscriber for the first six months of 2011 increased by 0.5% over the first six months of 2010. On a local-currency basis, ARPU for the first six months of 2011 increased by 0.5% over the first six months of 2010. The increases in average MOUs and ARPU for the first six months of 2011 reflected primarily higher traffic resulting from the net increase in subscriber growth.

Colombia and Panama segment operating income for the first six months of 2011 increased by 16.3% over the first six months of 2010. Segment operating margin was 30.3% for the first six months of 2011 and 29.0% for the first six months of 2010.

Andean Region—Ecuador and Peru

Andean Region segment operating revenues for the first six months of 2011 increased by 10.3% over the first six months of 2010. This increase in service revenues primarily reflected higher usage of wireless and fixed data and Pay TV services, partially offset by a decrease in usage of fixed voice services in Peru.

Average MOUs per subscriber for the first six months of 2011 increased by 28.0% over the first six months of 2010, reflecting principally increased usage by prepaid subscribers and higher utilization of minutes in postpaid plans. On a local-currency basis, ARPU for the first six months of 2011 increased by 5.8% in Ecuador and increased by 1.1% in Peru, in each case compared to the first six months of 2010.

Andean Region segment operating income for the first six months of 2011 increased by 19.4% over the first six months of 2010. Segment operating margin was 34.1% for the first six months of 2011 and 31.5% for the first six months of 2010. The increase in segment operating income and operating margin for the first six months of 2011 was driven by the increase in operating revenues.

Central America—Guatemala, El Salvador, Honduras and Nicaragua

Central America segment operating revenues for the first six months of 2011 increased by 1.4% over the first six months of 2010. These decreases in service revenues were driven primarily by decreases in wireless and fixed voice services resulting from reductions in local and long distance interconnection charges, offset by increases in fixed and wireless data and Pay TV services.

Average MOUs per subscriber for the first six months of 2011 increased by 20.7% over the first six months of 2010, primarily due to new commercial plans for voice and data services. On a U.S. dollar basis, ARPU for the first six months of 2011 increased by 1.6% over the first six months of 2010.

Central America segment operating income for the first six months of 2011 decreased by 27.3% from the first six months of 2010. Operating margin for the first six months of 2011 was 7.3% compared to 10.2% for the first six months of 2010. These decreases were primarily driven by the increase in costs relating to network maintenance, subscriber acquisition and acquisition of content and programming.

United States

United States segment operating revenues for the first six months of 2011 increased by 30.0% over the first six months of 2010. This increase in service revenues reflected principally new commercial plans and promotional packages, such as Straight Talk, Safe Link and Net 10, that contributed to the increase in subscriber growth and usage.

Average MOUs per subscriber for the first six months of 2011 increased by 100% over the first six months of 2010. On a local-currency basis, ARPU for the first six months of 2011 increased by 23.9% over the first six months of 2010. The increase in average MOUs and ARPU was primarily due to our new commercial plans and promotional packages.

United States segment operating income for the first six months of 2011 decreased by 8.7% from the first six months of 2010. Segment operating margin was 7.4% for the first six months of 2011 and 10.6% for the first six months of 2010. The decrease in operating income and margin primarily reflected higher costs for airtime resale, subscriber acquisition and customer service.

Caribbean—Dominican Republic, Puerto Rico and Jamaica

Caribbean segment operating revenues for the first six months of 2011 decreased by 6.3% from the first six months of 2010. These decreases in service revenues were driven primarily by lower voice revenues, partially offset by increases in wireless data and Pay TV services, in each case as a result of more aggressive pricing practices. For the first six months of 2011, the components of segment operating revenues were wireless voice and wireless data services (49.4%) and fixed voice, broadband and pay TV services (50.6%).

Average MOUs per subscriber for the first six months of 2011 increased by 5.9% over the first six months of 2010, primarily due to more competitive packages for wireless voice services. On a U.S. dollar basis, ARPU for the first six months of 2011 were flat compared to the first six months of 2010.

Caribbean segment operating income for the first six months of 2011 decreased by 9.8% from the first six months of 2010. Segment operating margin was 11.0% the first six months of 2011 and 11.4% for the first six months of 2010. The decreases in segment operating income and operating margin for the first six months of 2011 reflected lower operating revenues and higher network maintenance, administration and consumer services expenses.

DESCRIPTION OF NOTES

The following description of the specific terms and conditions of the notes and the guarantees supplements the description of the general terms and conditions set forth under “Description of Debt Securities” in the accompanying prospectus. It is important for you to consider the information contained in the accompanying prospectus and this prospectus supplement before making an investment in the notes. If any specific information regarding the notes and the guarantees in this prospectus supplement is inconsistent with the more general terms and conditions of the notes and the guarantees described in the accompanying prospectus, you should rely on the information contained in this prospectus supplement.

In this section of this prospectus supplement, references to “we,” “us” and “our” are to América Móvil, S.A.B. de C.V. only and do not include our subsidiaries or affiliates. References to “Telcel” or the “guarantor” are to Radiomóvil Dipsa, S.A. de C.V., which is our subsidiary and the guarantor of the notes. References to the “notes” include both the notes and the guarantees, except where otherwise indicated or as the context otherwise requires. References to “holders” mean those who have notes registered in their names on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes issued in book-entry form through The Depository Trust Company or in notes registered in street name. Owners of beneficial interests in the notes should refer to “Form of Notes, Clearing and Settlement” in this prospectus supplement and “Form of Debt Securities, Clearing and Settlement” in the accompanying prospectus.

The 2016 notes and the 2040 notes will constitute separate series of notes. The discussion of provisions of the notes and the guarantees, including, among others, “—Optional Redemption” below and “Description of the Debt Securities—Defaults, Remedies and Waiver of Defaults,” “—Modification and Waiver” and “—Defeasance” in the accompanying prospectus supplement, applies to each series separately.

General

Base Indenture and Supplemental Indenture

The 2016 notes will be issued under a base indenture, dated as of September 30, 2009, and under a supplemental indenture to be dated as of September 8, 2011. The 2040 notes will be issued under an indenture, dated as of September 30, 2009, and under a separate supplemental indenture dated as of March 30, 2010, as supplemented by an additional notes supplement. The 2040 notes will be part of the same series as, and will be fungible with, the original 2040 notes. The 2040 notes will vote together with the original 2040 notes as from their issue date. The base indenture, the supplemental indentures and the additional notes supplement are agreements among us, Telcel, as guarantor, and The Bank of New York Mellon, as trustee. References to the “indenture” are to the base indenture as supplemented by the applicable supplemental indenture or additional notes supplement.

The trustee has the following two main roles:

•

First, the trustee can enforce your rights against us if we default in respect of the notes and Telcel defaults in respect of the guarantees. There are some limitations on the extent to which the trustee acts on your behalf, which are described under “Description of Debt Securities—Defaults, Remedies and Waiver of Defaults” in the accompanying prospectus.

•	Second, the trustee performs administrative duties for us, such as making interest payments and sending notices to holders of notes.

Principal and Interest

The aggregate principal amount of the 2016 notes will be U.S.$2,000,000,000. The 2016 notes will mature on September 8, 2016. The 2016 notes will bear interest at a rate of 2.375% per year from September 8, 2011.

The aggregate principal amount of the 2040 notes will be U.S.$750,000,000. The 2040 notes will mature on March 30, 2040. The 2040 notes will bear interest at a rate of 6.125% per year from March 30, 2011.

Interest on the 2016 notes will be payable on March 8 and September 8 of each year, beginning on March 8, 2012, to the holders in whose names the notes are registered at the close of business on March 1 or September 1 immediately preceding the related interest payment date.

Interest on the 2040 notes will be payable on March 30 and September 30 of each year, beginning on September 30, 2011, to the holders in whose names the 2040 notes are registered at the close of business on March 15 or September 15 immediately preceding the related interest payment date. Purchasers of the 2040 notes will be entitled to receive the full amount of the next interest payment on September 30, 2011.

We will pay interest on the notes on the interest payment dates stated above and at maturity. Each payment of interest due on an interest payment date or at maturity will include interest accrued from and including the last date to which interest has been paid or made available for payment, or from the issue date, if none has been paid or made available for payment, to but excluding the relevant payment date. We will compute interest on the notes on the basis of a 360-day year consisting of twelve 30-day months.

Subsidiary Guarantor

Telcel will irrevocably and unconditionally guarantee the full and punctual payment of principal, premium, if any, interest, additional amounts and any other amounts that may become due and payable by us in respect of the notes. If we fail to pay any such amount, Telcel will immediately pay the amount that is due and required to be paid.

If any such payments are subject to withholding for or on account of any taxes, duties, assessments or other governmental charges imposed with respect to that payment by a Mexican taxing authority, Telcel will pay additional amounts to the holders of the notes so that the net amount received equals the amount that would have been received absent such withholding, as described in, and subject to the limitations set forth in, “—Payment of Additional Amounts” and “Description of Debt Securities—Payment of Additional Amounts” in the accompanying prospectus.

Ranking of the Notes and the Guarantees

We are a holding company, and our principal assets are shares that we hold in our subsidiaries. The notes will not be secured by any of our assets or properties. As a result, by owning the notes, you will be one of our unsecured creditors. The notes will not be subordinated to any of our other unsecured debt obligations. In the event of a bankruptcy or liquidation proceeding against us, the notes would rank equally in right of payment with all our other unsecured and unsubordinated debt. As of June 30, 2011, we had, on an unconsolidated basis (parent company only), unsecured and unsubordinated indebtedness and guarantees of subsidiary indebtedness of approximately Ps.202.3 billion (U.S.$17.1 billion).

Telcel’s guarantees of the notes will not be secured by any of its assets or properties. As a result, if Telcel is required to pay under the guarantees, holders of the notes would be unsecured creditors of Telcel. The guarantees will not be subordinated to any of Telcel’s other unsecured debt obligations. In the event of a bankruptcy or liquidation proceeding against Telcel, the guarantees would rank equally in right of payment with all of Telcel’s other unsecured and unsubordinated debt. As of June 30, 2011, Telcel had, on an unconsolidated basis, unsecured and unsubordinated indebtedness and guarantees of parent company and subsidiary indebtedness of approximately Ps.304.2 billion (U.S.$25.7 billion).

A creditor of Telcel, including a holder of the notes, which are guaranteed by Telcel, may face limitations under Mexican law in attempting to enforce a claim against Telcel’s assets to the extent those assets are used in providing public service under Telcel’s concessions.

Stated Maturity and Maturity

The day on which the principal amount of the notes of a series is scheduled to become due is called the “stated maturity” of the principal of the notes of that series. On the stated maturity of the principal for the notes, the full principal amount of the notes will become due and payable. The principal may become due before the stated maturity by reason of redemption or acceleration after a default. The day on which the principal actually becomes due, whether at the stated maturity or earlier, is called the “maturity” of the principal.

We also use the terms “stated maturity” and “maturity” to refer to the dates when interest payments become due. For example, we may refer to a regular interest payment date when an installment of interest is scheduled to become due as the “stated maturity” of that installment. When we refer to the “stated maturity” or the “maturity” of the notes without specifying a particular payment, we mean the stated maturity or maturity, as the case may be, of the principal.

Form and Denominations

The 2016 notes will be issued only in registered form without coupons in minimum denominations of U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof.

The 2040 notes will be issued only in registered form without coupons and in minimum denominations of U.S.$100,000 and integral multiples of U.S.$1,000 in excess thereof.

Except in limited circumstances, the notes will be issued in the form of global notes. See “Form of Debt Securities, Clearing and Settlement” in the accompanying prospectus.

Further Issues

We reserve the right, from time to time without the consent of holders of the notes, to issue additional notes of a series on terms and conditions identical to those of the notes of that series, which additional notes will increase the aggregate principal amount of, and will be consolidated and form a single series with the notes of that series.

Payment of Additional Amounts

We are required by Mexican law to deduct Mexican withholding taxes from payments of interest to investors who are not residents of Mexico for tax purposes as described under “Taxation—Mexican Tax Considerations.”

Subject to the limitations and exceptions described in “Description of Debt Securities—Payment of Additional Amounts” in the accompanying prospectus, we will pay to holders of the notes all additional amounts that may be necessary so that every net payment of interest or principal or premium, if any, to the holder will not be less than the amount provided for in the notes. By net payment, we mean the amount that we or our paying agent will pay the holder after deducting or withholding an amount for or on account of any present or future taxes, duties, assessments or other governmental charges imposed with respect to that payment by a Mexican taxing authority. See “Description of Debt Securities—Payment of Additional Amounts” in the accompanying prospectus.

Optional Redemption

We will not be permitted to redeem the notes before their stated maturity, except as set forth below. The notes will not be entitled to the benefit of any sinking fund (meaning that we will not deposit money on a regular basis into any separate account to repay your notes). In addition, you will not be entitled to require us to repurchase your notes from you before the stated maturity.

Optional Redemption With “Make-Whole” Amount

We will have the right at our option to redeem either series of notes in whole or in part, at any time or from time to time prior to their maturity, on at least 30 days’ but not more than 60 days’ notice, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of each remaining scheduled payment of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points (in the case of each of the 2016 notes and the 2040 notes) (the “Make-Whole Amount”), plus in each case accrued interest on the principal amount of the notes being redeemed to the redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated maturity (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the series of notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such series of notes.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us.

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotation or (2) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer” means J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated (in the case of the 2016 notes) and Citigroup Global Markets, Inc., Goldman, Sachs & Co. and J.P. Morgan Securities LLC (in the case of the 2040 notes), or, in each case, their respective affiliates which are primary United States government securities dealers and two other leading primary United States government securities dealers in New York City reasonably designated by us; provided, however, that if any of the foregoing shall cease to be a primary United States government securities dealer in New York City (a “Primary Treasury Dealer”), we will substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 3:30 pm (New York City time) on the third business day preceding such redemption date.

On and after the redemption date, interest will cease to accrue on the notes or any portion of the notes called for redemption (unless we default in the payment of the redemption price and accrued interest). On or before the redemption date, we will deposit with the trustee money sufficient to pay the redemption price of and (unless the redemption date shall be an interest payment date) accrued interest to the redemption date on the notes to be redeemed on such date. If less than all of the notes of either series are to be redeemed, the notes to be redeemed shall be selected by the trustee by such method as the trustee shall deem fair and appropriate.

Tax Redemption

We will have the right to redeem the notes upon the occurrence of certain changes in the tax laws of Mexico as a result of which we become obligated to pay additional amounts on the notes in respect of withholding taxes at a rate in excess of 4.9%, in which case we may redeem the notes, in whole but not in part, at a redemption price equal to 100% of the principal amount of the notes, plus accrued interest to the redemption date. See “Description of Debt Securities—Optional Redemption—Redemption for Taxation Reasons” in the accompanying prospectus.

Covenants

Holders of the notes will benefit from certain covenants contained in the indenture and affecting our and Telcel’s ability to incur liens to secure debt, enter into sale and leaseback transactions, sell shares of capital stock of Telcel, merge or consolidate with other entities and take other specified actions, as well as requiring us to provide certain reports or information to holders of notes. You should read the information under “Description of Debt Securities—Covenants” and “Description of Debt Securities—Merger, Consolidation or Sale of Assets” in the accompanying prospectus.

In the case of the 2016 notes only, for purposes of the “Limitation on Liens” covenant, the definition of “Consolidated Net Tangible Assets” will be computed in accordance with IFRS at any time that we report financial information under IFRS (instead of generally accepted accounting principles in Mexico as set forth in the accompanying prospectus).

In the case of the 2016 notes only, for purposes of the “Limitation on Liens” covenant and the “Limitation on Sale/Leaseback Transactions” covenant, the definition of “Attributable Debt” will be computed in accordance with IFRS at any time that we report financial information under IFRS (instead of generally accepted accounting principles in Mexico as set forth in the accompanying prospectus).

Defaults, Remedies and Waiver of Defaults

Holders of the notes of each series will have special rights if an event of default with respect to the notes of that series occurs and is not cured. You should read the information under “Description of Debt Securities—Defaults, Remedies and Waiver of Defaults” in the accompanying prospectus.

Defeasance

Each series of notes will be subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Currency Indemnity

Each series of notes will be subject to the currency indemnity provisions described in the accompanying prospectus under “Description of Debt Securities—Currency Indemnity.”

Notices

As long as we issue notes in global form, notices to be given to holders will be given to DTC, in accordance with its applicable policies as in effect from time to time. If we issue notes in certificated form, notices to be given to holders will be sent by mail to the respective addresses of the holders as they appear in the trustee’s records, and will be deemed given when mailed.

Neither the failure to give any notice to a particular holder, nor any defect in a notice given to a particular holder, will affect the sufficiency of any notice given to another holder.

Relationship with the Trustee

The Bank of New York Mellon is initially serving as the trustee for the notes. The Bank of New York Mellon and its affiliates may have other business relationships with us from time to time.

TAXATION

The following summary of certain Mexican federal and U.S. federal income tax considerations is based on the advice of Bufete Robles Miaja, S.C., our Mexican counsel, with respect to Mexican federal taxes, and on the advice of Cleary Gottlieb Steen & Hamilton LLP, our United States counsel, with respect to U.S. federal income taxes. This summary contains a description of the principal Mexican federal and U.S. federal income tax consequences of the purchase, ownership and disposition of the notes, but does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the notes. This summary does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than the United States and Mexico.

This summary is based on the tax laws of Mexico and the United States as in effect on the date of this prospectus supplement (including the tax treaty described below), as well as on rules and regulations of Mexico and regulations, rulings and decisions of the United States available on or before such date and now in effect. All of the foregoing are subject to change, which change could apply retroactively and could affect the continued validity of this summary.

Prospective purchasers of notes should consult their own tax advisors as to the Mexican, United States or other tax consequences of the ownership and disposition of the notes, including, in particular, the application to their particular situations of the tax considerations discussed below, as well as the application of state, local, foreign or other tax laws.

Mexican Tax Considerations

The following is a general summary of the principal consequences under the Mexican Ley del Impuesto sobre la Renta (the “Mexican Income Tax Law”) and rules and regulations thereunder, as currently in effect, of the purchase, ownership and disposition of the notes by a holder that is not a resident of Mexico and that will not hold debt securities or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment in Mexico (a “foreign holder”).

For purposes of Mexican taxation, tax residency is a highly technical definition that involves the application of a number of factors. Generally, an individual is a resident of Mexico if he or she has established his or her home in Mexico, and a corporation is considered a resident if it has established in Mexico its principal place of business management or its effective seat of business management. However, any determination of residence should take into account the particular situation of each person or legal entity.

U.S./Mexico and Other Tax Treaties

The United States and Mexico have entered into a Convention for the Avoidance of Double Taxation (collectively, with subsequent Protocols thereto, referred to as the “tax treaty”). Provisions of the tax treaty that may affect the taxation of certain United States holders are summarized below. The United States and Mexico have also entered into an agreement that covers the exchange of information with respect to tax matters. Mexico has also entered into and is negotiating several other tax treaties that may reduce the amount of Mexican withholding tax to which payments of interest on the notes may be subject. Prospective purchasers of the notes should consult their own tax advisors as to the tax consequences, if any, of such treaties.

Payments of Interest, Principal and Premium in Respect of the Notes

Under the Mexican Income Tax Law, payments of interest we make in respect of the notes (including payments of principal in excess of the issue price of such notes, which, under Mexican law, are deemed to be interest) to a foreign holder will generally be subject to a Mexican withholding tax assessed at a rate of 4.9% if (1) the notes are placed through banks or brokerage houses (casas de bolsa) in a country with which Mexico has entered into a tax treaty for the avoidance of double taxation, which is in effect, (2) the documents evidencing this offer and the notes are notified to the CNBV, pursuant to the Mexican Securities Market Law, and (3) the information requirements specified by the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público, or the “SHCP”) through the Tax Administration Service (Servicio de Administración Tributaria, or the “SAT”) under its general rules are satisfied. In case such requirements are not met, the applicable withholding tax rate will be 10%. We believe that because the conditions described in (1) through (3) above will be satisfied, except as described below, the applicable withholding tax rate will be 4.9% and we expect to withhold tax at such rate.

Under general regulations published in the Official Gazette, which regulations are subject to amendment, supplement or repeal, the information requirements which must be satisfied, according to the SAT, are generally that: (a) we provide the Mexican tax authorities with a copy of the documents evidencing this offer and the notes, as notified to the CNBV, pursuant to the Mexican Securities Market Law, (b) we timely file with the Mexican tax authorities, after completion of the transaction contemplated by this prospectus supplement, certain information relating to the issuance of the notes and notify the Mexican tax authorities of any changes or modifications thereto, (c) we timely file, on a quarterly basis, with the Mexican tax authorities information representing that no party related to us, jointly or individually, directly or indirectly, is the effective beneficiary of 5% or more of the aggregate amount of each interest payment, and (d) we maintain records which evidence compliance with items (a), (b) and (c) above.

A higher income tax withholding rate (currently up to a maximum of 28%) will be applicable when the effective beneficiaries of payments treated as interest, whether directly or indirectly, individually or collectively with related persons, who receive more than 5% of the aggregate amount of such payments on the notes are (1) our shareholders who own, directly or indirectly, individually or collectively with related persons, more than 10% of our voting stock, or (2) entities more than 20% of whose stock is owned, directly or indirectly, individually or collectively with related persons, by us or by persons related to us. For such purposes, under the Mexican Income Tax Law, persons are considered related if one possesses an interest in the business of the other, common interests exist between them, or a third person holds an interest in the business or property of both persons.

Under the Mexican Income Tax Law, payments of interest we make with respect to the notes to a non-Mexican pension or retirement fund generally will be exempt from Mexican withholding taxes, provided that (1) the fund is the effective beneficiary of such interest income, (2) the fund is duly established pursuant to the laws of its country of origin, (3) the relevant interest income is exempt from taxation in such country, and (4) the fund is duly registered with the SHCP’s Registry of Banks, Finance Entities, Pension Funds and Foreign Investment Funds.

We have agreed, subject to specified exceptions and limitations, to pay additional amounts to the holders of notes in respect of the Mexican withholding taxes mentioned above. If we pay additional amounts in respect of such Mexican withholding taxes, any refunds of such additional amounts will be for our account. See “Description of Notes—Payment of Additional Amounts” and “Description of Debt Securities—Payment of Additional Amounts” in the accompanying prospectus.

Holders or beneficial owners of notes may be requested to provide certain information or documentation necessary to enable us to establish the appropriate Mexican withholding tax rate applicable to such holders or beneficial owners. In the event that the specified information or documentation concerning the holder or beneficial owner, if requested, is not provided on a timely basis, our obligations to pay additional amounts may be limited as set forth under “Description of Notes—Payment of Additional Amounts” and “Description of Debt Securities—Payment of Additional Amounts” in the accompanying prospectus.

In the event of certain changes in the applicable rate of Mexican withholding taxes on payments of interest, we may redeem the notes, in whole (but not in part) at any time, at a redemption price equal to 100% of their principal amount plus accrued interest and any additional amounts due thereon to the redemption date. See “Description of Notes—Optional Redemption—Redemption for Taxation Reasons” and “Description of Debt Securities—Optional Redemption—Redemption for Taxation Reasons” in the accompanying prospectus.

Under the Mexican Income Tax Law, payments of principal we make to a foreign holder of the notes will not be subject to any Mexican withholding or similar taxes.

Taxation of Disposition of Notes

The application of Mexican tax law provisions to capital gains realized on the disposition of notes by foreign holders is unclear. We expect that no Mexican tax will be imposed on transfers of notes between foreign holders effected outside of Mexico.

Other Mexican Taxes

A foreign holder will not be liable for estate, gift, inheritance or similar taxes with respect to its holdings of notes. There are no Mexican stamp, issue registration or similar taxes payable by a foreign holder with respect to the notes.

United States Tax Considerations

The following is a summary of the principal United States federal income tax considerations that may be relevant to a beneficial owner of notes that is a citizen or resident of the United States or a domestic corporation or otherwise subject to United States federal income tax on a net income basis in respect of the notes (a “U.S. holder”). It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular investor’s decision to invest in the notes.

This summary is based on provisions of the Internal Revenue Code of 1986, as amended, and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. In addition, except where noted, this summary deals only with investors that are U.S. holders who acquire the notes in the United States pursuant to this offering, who will own the notes as capital assets, and whose functional currency is the U.S. dollar. It does not address U.S. federal income tax considerations applicable to investors who may be subject to special tax rules, such as banks, financial institutions, tax-exempt entities, insurance companies, traders in securities that elect to use the mark-to-market method of accounting for their securities, persons subject to the alternative minimum tax, dealers in securities or currencies, certain short-term holders of notes, or persons that hedge their exposure in the notes or will hold notes as a position in a “straddle” or conversion transaction or as part of a “synthetic security” or other integrated financial transaction. U.S. holders should be aware that the U.S. federal income tax consequences of holding the notes may be materially different for investors described in the prior sentence.

If a partnership holds notes, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership that acquires or holds the notes should consult its own tax advisors as to the consequences of acquiring, owning and disposing of the notes.

You should consult your tax advisor about the consequences of the acquisition, ownership and disposition of the notes, including the relevance to your particular situation of the considerations discussed below, as well as any U.S. federal estate and gift tax, foreign, state, local or other tax laws.

Pre-issuance Accrued Interest

The initial offering price for the 2040 notes will include amounts attributable to interest accrued from the last interest payment date, which we call “pre-issuance accrued interest.” We intend to treat such amounts, not as part of the purchase price of the 2040 notes, but instead effectively as amounts paid to offset the equivalent portion of the first coupon paid in respect of the 2040 notes. Under such treatment, when the first coupon is paid in respect of the 2040 notes, the portion of that coupon attributable to pre-issuance accrued interest will be treated effectively as a nontaxable return of those offsetting payments to U.S. holders.

Payments of Interest and Additional Amounts

Payments of the gross amount of interest (other than any pre-issuance accrued interest excluded from the purchase price of the 2040 notes, as discussed above under “—Pre-issuance Accrued Interest”) and additional amounts (as defined in “Description of Notes—Payment of Additional Amounts” and “Description of Debt Securities—Payment of Additional Amounts” in the accompanying prospectus), i.e., including amounts withheld in respect of Mexican withholding taxes, with respect to a note will be taxable to a U.S. holder as ordinary interest income at the time that such payments are accrued or are received, in accordance with the U.S. holder’s method of tax accounting. Thus, accrual method U.S. holders will report stated interest on the note as it accrues, and cash method U.S. holders will report interest when it is received or unconditionally made available for receipt.

Notes Purchased at a Premium

The 2040 notes are being issued at a “premium” equal to the difference between their stated principal amount and their initial purchase price (excluding any amounts attributable to pre-issuance accrued interest excluded from the purchase price of the 2040 notes, as discussed above under “— Pre-issuance Accrued Interest”). A U.S. holder generally may elect to amortize such premium as an offset to interest income, using a constant yield method, over the remaining term of the notes. A U.S holder that elects to amortize the premium will be required to reduce its tax basis in the notes by the amount of the premium amortized. If a U.S. holder makes the election, it generally will apply to all taxable debt obligations then owned and thereafter acquired by such holder and may be revoked only with the consent of the U.S. Internal Revenue Service (the “IRS”). U.S. holders should consult their own tax advisors regarding the election to amortize premium on the 2040 notes.

Foreign Source Income and Foreign Tax Credits

The Mexican withholding tax that is imposed on interest will be treated as a foreign income tax eligible, subject to generally applicable limitations and conditions under U.S. tax law, for credit against a U.S. holder’s federal income tax liability or, at the U.S. holder’s election, for deduction in computing the holder’s taxable income. Interest and additional amounts paid on the notes generally will constitute foreign source passive category income. Gain or loss realized by a U.S. holder on the sale or other disposition of a note generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

The calculation and availability of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions, involves the application of complex rules (including, in the case of foreign tax credits, relating to a minimum holding period) that depend on a U.S. holder’s particular circumstances. U.S. holders should consult their own tax advisors regarding the availability of foreign tax credits and the treatment of additional amounts.

Disposition of Notes

A U.S. holder generally will recognize gain or loss on the sale, redemption or other disposition of the notes in an amount equal to the difference between the amount realized on such sale, redemption or other disposition (less any amounts attributable to accrued but unpaid interest, which will be taxable as such) and the U.S. holder’s adjusted tax basis in the notes. A U.S. holder’s tax basis in a note generally will be its cost for that note (less any amounts attributable to pre-issuance accrued interest that is excluded from the purchase price of a 2040 note, as discussed above under “—Pre-issuance Accrued Interest”), reduced by the amount of any amortizable bond premium applied to reduce interest on the note. Gain or loss realized by a U.S. holder on such sale, redemption or other disposition generally will be capital gain or loss and will be long-term capital gain or loss if, at the time of the disposition, the notes have been held for more than one year. Long-term capital gain of individuals may be eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

The paying agent may be required to file information returns with the IRS with respect to payments made to certain U.S. holders on the notes. A U.S. holder may be subject to backup withholding on the payments that the U.S. holder receives on the notes unless such U.S. holder (i) is a corporation or comes within certain other exempt categories and demonstrates this fact, or (ii) provides a correct taxpayer identification number (generally on an IRS Form W-9), certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amounts withheld under these rules will be allowed as a credit against such U.S. holder’s federal income tax liability and may entitle such U.S. holder to a refund, provided that the required information is furnished to the IRS.

Non-U.S. Holders

A holder or beneficial owner of notes that is not a U.S. holder (a “non-U.S. holder”) generally will not be subject to U.S. federal income or withholding tax on interest received on the notes. In addition, a non-U.S. holder will not be subject to U.S. federal income or withholding tax on gain realized on the sale of notes unless in the case of gain realized by an individual non-U.S. holder, the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

European Union Tax Considerations

European Union Directive on the Taxation of Savings Income

Under Council Directive 2003/48/EC on the taxation of savings income (the “Savings Directive”), each Member State of the European Union, or EU, is required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to, or secured by such a person for, an individual beneficial owner resident in, or certain limited types of entity established in, that other Member State. However, for a transitional period, Austria and Luxembourg will (unless during such period such Member States elect otherwise) instead operate a withholding system in relation to such payments. Under such a withholding system, the beneficial owner of the interest payment must be allowed to elect that certain provision of information procedures should be applied instead of withholding. The current rate of withholding is 35%. The transitional period is to terminate at the end of the first full fiscal year following agreement by certain non-EU countries to exchange of information procedures relating to interest and other similar income.

A number of non-EU countries and certain dependent or associated territories of certain Member States have adopted or agreed to adopt similar measures (either provision of information or transitional withholding) in relation to payments made by a person within their respective jurisdictions to, or secured by such a person for, an individual beneficial owner resident in, or certain limited types of entity established in, a Member State. In addition, the Member States have entered into provision of information or transitional withholding arrangements with certain of those countries and territories in relation to payments made by a person in a Member State to, or secured by such a person for, an individual beneficial owner resident in, or certain limited types of entity established in, one of those countries or territories.

A proposal for amendments to the Savings Directive has been published, including a number of suggested changes which, if implemented, would broaden the scope of the rules described above. Investors who are in any doubt as to their position should consult their professional advisors.

If a payment under a note were to be made by a person in a Member State or another country or territory which has opted for a withholding system and an amount of, or in respect of, tax were to be withheld from that payment pursuant to the Savings Directive or any law implementing or complying with, or introduced in order to conform to the Savings Directive, neither we nor any paying agent nor any other person would be obliged to pay additional amounts under the terms of the note as a result of the imposition of such withholding tax. Holders should consult their tax advisors regarding the implications of the Savings Directive in their particular circumstances.

UNDERWRITING

Subject to the terms and conditions in the underwriting agreement among us, Telcel and the underwriters, we have agreed to sell to the underwriters, and the underwriters have agreed to purchase from us, severally and not jointly, the principal amounts of notes set forth below:

Underwriter	Principal Amount of 2016 Notes		Principal Amount of 2040 Notes
J.P. Morgan Securities LLC	U.S.$	900,000,000	U.S.$	375,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated		900,000,000		375,000,000
Banco Bilbao Vizcaya Argentaria, S.A		100,000,000		—
Banca IMI S.p.A.		100,000,000		—

Total	U.S.$	2,000,000,000	U.S.$	750,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the notes are subject to approval of legal matters by counsel and to other conditions. The underwriting agreement provides that the underwriters are obligated to purchase all of the notes, if any are purchased.

After the initial offering the notes, the underwriters may from time to time vary the offering price and other selling terms. The underwriters may offer and sell the notes through certain of their affiliates.

We estimate that our out-of-pocket expenses for this offering will be approximately U.S.$650,000.

We will apply to list the 2016 notes on the New York Stock Exchange in accordance with the rules and regulations of the New York Stock Exchange, subject to the satisfaction of its minimum listing standards. We will apply to list the 2040 notes on the Official List of the Luxembourg Stock Exchange for trading on the Euro MTF Market. However, we will not be required to maintain such listings. The underwriters intend to make a secondary market for the notes. The underwriters are not, however, obligated to do so and may discontinue making a secondary market for the notes at any time without notice. We can provide no assurance concerning the liquidity of the trading market for the notes.

We and Telcel have agreed to indemnify the underwriters against liabilities under the Securities Act of 1933, as amended, or contribute to payments which the underwriters may be required to make in that respect.

Stabilization and Short Positions

In connection with the offering of the notes, the underwriters may, subject to applicable law, engage in overallotment, stabilizing transactions and syndicate covering transactions. Overallotment involves sales in excess of the offering size, which creates a short position for the underwriters. Stabilizing transactions involve bids to purchase the notes in the open market for the purpose of pegging, fixing or maintaining the price of the notes. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the notes to be higher than it would otherwise be in the absence of those transactions. If the underwriters engage in stabilizing or syndicate covering transactions, they may discontinue them at any time.

Selling Restrictions

The notes are offered for sale in those jurisdictions in the United States, Europe, Asia and elsewhere where it is lawful to make such offers.

European Economic Area

Each underwriter has represented and agreed that, in relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:

(1) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(2) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representative or representatives nominated by América Móvil for any such offer; or

(3) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes shall require América Móvil or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State; “Prospectus Directive” means European Council Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in the Relevant Member State; and “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented, warranted and agreed that:

(1) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us or Telcel; and

(2) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Hong Kong

The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The notes have not been and will not be registered under the Securities and Exchange Law of Japan (the “Securities and Exchange Law”) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus supplement and the accompanying prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust will not be transferable for six months after that corporation or that trust has acquired the notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Mexico

The notes have not been registered in Mexico with the Sección de Valores (Securities Section) of the Registro Nacional de Valores (National Securities Registry) maintained by the Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission), and that no action has been or will be taken that would permit the offer or sale of the notes in Mexico absent an available exemption under the Ley del Mercado de Valores (Mexican Securities Law).

T+5 Settlement

We expect that delivery of the notes will be made against payment therefor on or about the closing date specified on the cover page of this prospectus supplement, which is the fifth business day following the date hereof (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date hereof or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

Other Matters

The underwriters and their respective affiliates have engaged in, and may in the future engage in, investment banking, commercial banking, financial advisory and other transactions and matters in the ordinary course of business with us and our affiliate. They have received customary fees and commissions for these transactions.

The underwriters or their affiliates may hold shares of Telmex and may receive a portion of the net proceeds of the offering of the notes if they participate in the TMX Tender Offer to the extent that we use such net proceeds to fund the purchase price of the TMX Tender Offer.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of our company or our affiliates. If any of the underwriters or their affiliates has a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may, at any time, hold or recommend to clients that they acquire, long or short positions in such securities and instruments.

Banco Bilbao Vizcaya Argentaria, S.A., one of the underwriters is not a broker-dealer registered with the SEC. Banco Bilbao Vizcaya Argentaria, S.A. will only make sales of notes in the United States, or to persons in the United States, through one or more registered broker-dealers in compliance with the U.S. Securities Exchange Act of 1934 and the rules of the Financial Industry Regulatory Authority (“FINRA”).

Banca IMI S.p.A., one of the underwriters, is not a broker-dealer registered with the SEC. Banca IMI S.p.A. will only make sales of notes in the United States, or to persons in the United States, through one or more registered broker-dealers in compliance with the U.S. Securities Exchange Act of 1934 and the rules of FINRA.

VALIDITY OF THE NOTES

The validity of the notes offered and sold in this offering will be passed upon for us by Cleary Gottlieb Steen & Hamilton LLP, our United States counsel, and for the underwriters by Simpson Thacher & Bartlett LLP, United States counsel to the underwriters. Certain matters of Mexican law relating to the notes will be passed upon for us by Bufete Robles Miaja, S.C., our Mexican counsel, and for the underwriters by Ritch Mueller, S.C., Mexican counsel to the underwriters.

EXPERTS

The consolidated financial statements of América Móvil, S.A.B. de C.V appearing in its annual report on Form 20-F for the year ended December 31, 2010, and the effectiveness of América Móvil, S.A.B. de C.V.’s internal control over financial reporting as of December 31, 2010, have been audited by Mancera, S.C., a member practice of Ernst & Young Global, an independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

P R O S P E C T U S

América Móvil, S.A.B. de C.V.

Radiomóvil Dipsa, S.A. de C.V.

Debt Securities

Guarantees

Warrants

We may from time to time offer debt securities, with or without guarantees, or warrants to purchase debt securities. This prospectus describes some of the general terms that may apply to these securities and the general manner in which they may be offered. When we offer securities, the specific terms of the securities, including the offering price, and the specific manner in which they may be offered, will be described in supplements to this prospectus.

Investment in the securities involves risks. See “Risk Factors” beginning on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The debt securities have not been and will not be registered with the Mexican National Securities Registry (Registro Nacional de Valores) maintained by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”), and may not be offered or sold publicly, or otherwise be the subject of brokerage activities, in Mexico, except pursuant to a private placement exemption set forth under Article 8 of the Ley del Mercado de Valores (the “Mexican Securities Market Law”). As required under the Mexican Securities Market Law, we will notify the CNBV of the offering of the debt securities outside of Mexico. Such notice will be delivered to the CNBV to comply with a legal requirement and for information purposes only, and the delivery to and the receipt by the CNBV of such notice, does not imply any certification as to the investment quality of the debt securities or our solvency, liquidity or credit quality. The information contained in this prospectus is exclusively the responsibility of the Company and has not been reviewed or authorized by the CNBV. In making an investment decision, all investors, including any Mexican investors who may acquire debt securities from time to time, must rely on their own review and examination of the Company and Telcel.

September 30, 2009

1

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) using a “shelf” registration process. Under this shelf process, América Móvil, S.A.B. de C.V. or Radiomóvil Dipsa, S.A. de C.V., also known as “Telcel,” may from time to time offer debt securities, with or without guarantees, or warrants to purchase debt securities.

As used in this prospectus, “América Móvil,” “we,” “our” and “us” refer to América Móvil, S.A.B. de C.V. and its consolidated subsidiaries, unless the context otherwise requires or unless otherwise specified.

This prospectus only provides a general description of the securities that we may offer. Each time we offer securities, we will prepare a prospectus supplement containing specific information about the particular offering and the terms of those securities. We may also add, update or change other information contained in this prospectus by means of a prospectus supplement or by incorporating by reference information we file with the SEC. The registration statement that we filed with the SEC includes exhibits that provide more detail on the matters discussed in this prospectus. Before you invest in any securities offered by this prospectus, you should read this prospectus, any related prospectus supplement and the related exhibits filed with the SEC, together with the additional information described under the headings “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

FORWARD-LOOKING STATEMENTS

Some of the information contained or incorporated by reference in this prospectus may constitute “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Although we have based these forward-looking statements on our expectations and projections about future events, it is possible that actual events may differ materially from our expectations. In many cases, we include together with the forward-looking statements themselves a discussion of factors that may cause actual events to differ from our forward-looking statements. Examples of forward-looking statements include the following:

•	projections of operating revenues, net income (loss), net income (loss) per share, capital expenditures, indebtedness levels, dividends, capital structure or other financial items or ratios;

•	statements of our plans, objectives or goals, including those relating to competition, regulation and rates;

•	statements about our future economic performance or that of Mexico or other countries in which we currently operate;

•	competitive developments in the telecommunications sector in each of the markets where we currently operate;

•	other factors and trends affecting the telecommunications industry generally and our financial condition in particular; and

•	statements of assumptions underlying the foregoing statements.

Information regarding important factors that could cause actual events to differ, perhaps materially, from our forward-looking statements is contained under “Forward-Looking Statements” in our most recent annual report on Form 20-F, which is incorporated in this prospectus by reference, any reports on Form 6-K that may be incorporated in this prospectus by reference, or a prospectus supplement. See “Where You Can Find More Information” below for information about how to obtain a copy of these documents.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

AMÉRICA MÓVIL

We are the largest provider of wireless communications services in Latin America based on subscribers. As of December 31, 2008, we had 182.7 million wireless subscribers in 17 countries, compared to 153.4 million at year-end 2007. Because our focus is on Latin America, a substantial majority of our wireless subscribers are prepaid customers. We also had an aggregate of approximately 3.8 million fixed lines in Central America and the Caribbean as of December 31, 2008, making us the largest fixed-line operator in Central America and the Caribbean based on subscribers.

RISK FACTORS

We have set forth risk factors in our most recent annual report on Form 20-F, which is incorporated by reference in this prospectus. We have also set forth below certain additional risk factors that relate specifically to securities we may offer using this prospectus. We may include further risk factors in more recent reports on Form-6K incorporated in this prospectus by reference, or in a prospectus supplement. You should carefully consider all these risk factors in addition to the other information presented or incorporated by reference in this prospectus.

Risks Relating To Debt Securities And Guarantees

There may not be a liquid trading market

If an active market for the debt securities does not develop, the price of the debt securities and the ability of a holder of debt securities to find a ready buyer will be adversely affected. As a result, we cannot assure you as to the liquidity of any trading market for the debt securities.

Creditors of our subsidiaries will have priority over the holders of the debt securities in claims to assets of our subsidiaries other than Telcel

The debt securities and guarantees will be obligations of América Móvil and/or Telcel. We conduct substantially all of our business and hold substantially all of our assets through our subsidiaries, including Telcel. Claims of creditors of our subsidiaries, including trade creditors and bank and other lenders, will have priority over the holders of debt securities or guarantees of América Móvil in claims to assets of our subsidiaries, and claims of creditors against subsidiaries other than Telcel will have priority over the holders of debt securities or guarantees of Telcel in claims to assets of our subsidiaries other than Telcel. In addition, our ability to meet our obligations, including under the debt securities, will depend, in significant part, on our receipt of cash dividends, advances and other payments from our subsidiaries.

Judgments of Mexican courts enforcing our obligations under the debt securities or guarantees would be payable only in Mexican pesos

If proceedings were brought in Mexico seeking to enforce in Mexico our obligations in respect of debt securities or guarantees, we would be required to discharge our obligations in Mexico in Mexican pesos. Under the Ley Monetaria de los Estados Unidos Mexicanos (the Mexican Monetary Law), an obligation denominated in a currency other than Mexican pesos that is payable in Mexico may be satisfied in Mexican pesos at the rate of exchange in effect on the date of payment. This rate is currently determined by Banco de México and published in the Official Gazette of Mexico. As a result, the amount paid by us in Mexican pesos to holders of debt securities may not be readily convertible into the amount of U.S. dollars that we are obligated to pay under the indenture. In addition, our obligation to indemnify these holders against exchange losses may be unenforceable in Mexico.

Our obligations under the debt securities would be converted in the event of bankruptcy

Under Mexico’s Ley de Concursos Mercantiles (Law on Mercantile Reorganization), if we or Telcel were declared bankrupt or in concurso mercantil (bankruptcy reorganization), our obligations under debt securities and guarantees:

•	would be converted into Mexican pesos and then from Mexican pesos into inflation-adjusted units, or Unidades de Inversión;

•	would be satisfied at the time claims of all our creditors are satisfied;

•	would be subject to the outcome of, and priorities recognized in, the relevant proceedings;

•	would cease to accrue interest; and

•	would not be adjusted to take into account any depreciation of the Mexican peso against the U.S. dollar occurring after such declaration.

Telcel’s guarantees may not be enforceable in the event of a bankruptcy of Telcel

Telcel’s guarantees provide a basis for a direct claim against Telcel; however, it is possible that the guarantees may not be enforceable. While Mexican law does not prohibit the giving of guarantees and, as a result, does not prevent Telcel’s guarantees from being valid, binding and enforceable against Telcel, in the event Telcel is declared bankrupt or becomes subject to concurso mercantil (bankruptcy reorganization), the guarantees may be deemed to have been a fraudulent transfer and declared void, if it is determined that Telcel did not receive adequate consideration in exchange for such guarantees. If guarantees of Telcel become unenforceable, debt securities of América Móvil would effectively be subordinated to all liabilities, including trade payables, of Telcel.

Mexican law may limit the ability of holders of debt securities or guarantees to enforce their rights

Creditors of Telcel, including a holder of debt securities that are guaranteed by Telcel, may face limitations under Mexican law in attempting to enforce a claim against Telcel’s assets to the extent those assets are used in providing public service under Telcel’s concessions.

Developments in other countries may affect prices for the debt securities and adversely affect our ability to raise additional financing

The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other countries. Although economic conditions in such countries may differ significantly from economic conditions in Mexico, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers. The market value of the debt securities could be adversely affected by events elsewhere, especially in emerging market countries.

Risks Relating To Peso-Denominated Debt Securities

The following risk factors apply to any debt securities denominated in Mexican pesos. You should consult your own financial and legal advisors about the risks of an investment in peso-denominated securities. If you are unsophisticated with respect to foreign currency-denominated securities, these debt securities may not be an appropriate investment for you.

If the Mexican peso depreciates against the U.S. dollar, the effective yield on the debt securities will decrease below the interest rate on the debt securities, and the amount payable at maturity may be less than your investment, resulting in a loss to you

Exchange rates between the U.S. dollar and the Mexican peso have varied significantly from year to year and period to period. Historical Mexican peso/U.S. dollar exchange rates are presented in our annual report on Form 20-F. However, historical exchange rates are not necessarily indicative of future fluctuations in rates and should not be relied upon as indicative of future trends.

Exchange rates can be volatile and unpredictable. If the Mexican peso depreciates against the U.S. dollar, the effective yield on the debt securities will decrease below the interest rate on the debt securities and the amount payable on the debt securities at maturity may be less than your investment, resulting in a loss to you. Depreciation of the Mexican peso against the U.S. dollar may also adversely affect the market value of the debt securities.

Mexican governmental policy or action could adversely affect the exchange rate between the Mexican peso and the U.S. dollar and, consequently, an investment in the debt securities

Mexican governmental policy or action could adversely affect the Mexican peso/U.S. dollar exchange rate, which may, in turn, negatively affect the market value of the debt securities, as well as the yield on the debt securities and the amount payable on the debt securities at maturity.

Even in the absence of governmental policy or action directly affecting exchange rates, political or economic developments in Mexico or elsewhere could lead to significant and sudden changes in the exchange rate between the Mexican peso and the U.S. dollar.

Exchange controls could impair our ability to make payments on the debt securities or negatively affect payments on the debt securities

The Mexican government currently does not restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert Mexican pesos into U.S. dollars or to transfer other currencies out of Mexico. However, the government could institute restrictive exchange rate policies or regulations which could result in depreciation of the Mexican peso against the U.S. dollar, resulting in a reduced yield to holders of the debt securities, a possible loss on the debt securities and a possible decline in the market value of the debt securities. In addition, any restrictive exchange controls could impair our ability to make payments on the debt securities in accordance with the terms of the debt securities.

USE OF PROCEEDS

Unless otherwise disclosed in connection with a particular offering of securities, we intend to use the net proceeds from the sale of the debt securities for general corporate purposes.

DESCRIPTION OF DEBT SECURITIES

The following section summarizes material terms that are common to all series of debt securities issued by América Móvil and guaranteed by Telcel, and to the indenture under which such securities are issued, unless otherwise indicated in this section or in the prospectus supplement relating to a particular series. We will describe the particular terms of each series of securities we offer in a supplement to this prospectus.

Because this section is a summary, it does not describe every aspect of the debt securities, guarantees and the indenture. This summary is subject to and qualified in its entirety by reference to all the provisions of the indenture, including the definition of various terms used in the indenture. For example, we describe the meanings for only the more important terms that have been given special meanings in the indenture.

The indenture and its associated documents, including the debt securities we are offering, contain the full legal text of the matters summarized in this section. We have filed a copy of the indenture with the SEC as an exhibit to the registration statement of which this prospectus forms a part. Upon request, we will provide you with a copy of the indenture. See “Where You Can Find More Information” for information concerning how to obtain a copy.

In this section, references to “we,” “us” and “our” are to América Móvil, S.A.B. de C.V. only and do not include our subsidiaries or affiliates. References to “Telcel” or the “guarantor” are to Radiomóvil Dipsa, S.A. de C.V., which is our subsidiary and the guarantor of the debt securities. References to “debt securities” include both the debt securities and the guarantees, except where otherwise indicated or as the context otherwise requires. References to “holders” mean those who have debt securities registered in their names on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in debt securities issued in book-entry form through The Depository Trust Company or in debt securities registered in street name. Owners of beneficial interests in debt securities should refer to “Form of Debt Securities, Clearing and Settlement.”

The debt securities will be issued in one or more series. The following discussion of provisions of the debt securities and the guarantees, including, among others, the discussion of provisions described under “—Optional Redemption,” “—Defaults, Remedies and Waiver of Defaults,” “—Modification and Waiver” and “—Defeasance” below, applies to individual series of debt securities.

General

Indenture

Unless otherwise specified in the applicable prospectus supplement, the debt securities will be issued under an indenture, dated as of September 30, 2009. The indenture is an agreement among us, Telcel, as guarantor, and The Bank of New York Mellon, as trustee. The trustee has the following two main roles:

•

First, the trustee can enforce your rights against us if we default in respect of the debt securities and Telcel defaults in respect of the guarantees. There are some limitations on the extent to which the trustee acts on your behalf, which we describe under “—Defaults, Remedies and Waiver of Defaults” below.

•	Second, the trustee performs administrative duties for us, such as making interest payments and sending notices to holders of debt securities.

Subsidiary Guarantor

Telcel will irrevocably and unconditionally guarantee the full and punctual payment of principal, premium, if any, interest, additional amounts and any other amounts that may become due and payable by us in respect of the debt securities. If we fail to pay any such amount, Telcel will immediately pay the amount that is due and required to be paid. (Section 1101)

Ranking of the Debt Securities and the Guarantees

We are a holding company and our principal assets are shares that we hold in our subsidiaries. The debt securities will not be secured by any of our assets or properties. As a result, by owning the debt securities, you will be one of our unsecured creditors. The debt securities will not be subordinated to any of our other unsecured debt obligations. In the event of a bankruptcy or liquidation proceeding against us, the debt securities would rank equally in right of payment with all our other unsecured and unsubordinated debt.

Telcel’s guarantees of the debt securities will not be secured by any of its assets or properties. As a result, if Telcel is required to pay under the guarantees, holders of the debt securities would be unsecured creditors of Telcel. The guarantees will not be subordinated to any of Telcel’s other unsecured debt obligations. In the event of a bankruptcy or liquidation proceeding against Telcel, the guarantees would rank equally in right of payment with all of Telcel’s other unsecured and unsubordinated debt.

A creditor of Telcel, including a holder of the debt securities, which are guaranteed by Telcel, may face limitations under Mexican law in attempting to enforce a claim against Telcel’s assets to the extent those assets are used in providing public service under Telcel’s concessions.

Stated Maturity and Maturity

The day on which the principal amount of the debt securities is scheduled to become due is called the “stated maturity” of the principal. The principal may become due before the stated maturity by reason of redemption or acceleration after a default. The day on which the principal actually becomes due, whether at the stated maturity or earlier, is called the “maturity” of the principal.

We also use the terms “stated maturity” and “maturity” to refer to the dates when interest payments become due. For example, we may refer to a regular interest payment date when an installment of interest is scheduled to become due as the “stated maturity” of that installment. When we refer to the “stated maturity” or the “maturity” of the debt securities without specifying a particular payment, we mean the stated maturity or maturity, as the case may be, of the principal.

Form and Denominations

The debt securities will be issued only in registered form without coupons and in denominations of U.S.$100,000 and integral multiples of U.S.$1,000 in excess thereof, unless otherwise specified in the applicable prospectus supplement. (Section 302)

Except in limited circumstances, the debt securities will be issued in the form of global debt securities. See “Form of Debt Securities, Clearing and Settlement.”

Further Issues

Unless otherwise specified in the applicable prospectus supplement, we reserve the right, from time to time without the consent of holders of the debt securities, to issue additional debt securities on terms and conditions identical to those of the debt securities, which additional debt securities will increase the aggregate principal amount of, and will be consolidated and form a single series with, the debt securities.

Three-Month LIBOR

Unless otherwise set forth in the applicable prospectus supplement, the following description will apply to any debt securities that bear interest at a floating rate based on Three-Month LIBOR. The applicable prospectus supplement will set forth any margin (expressed in percentage terms) that will be added to, or subtracted from, Three-Month LIBOR to determine the actual floating interest rate for any such debt securities.

As long as such floating-rate debt securities are outstanding, we will maintain a calculation agent for calculating the interest rates on the floating rate debt securities. The calculation agent will reset the rate of interest on the debt securities on each interest payment date. The interest rate set for the debt securities on a particular interest reset date will remain in effect during the interest period commencing on that interest reset date. Each interest period will be the period from and including an interest reset date to but excluding the next interest reset date or until the maturity date of the debt securities, as the case may be.

The calculation agent will determine the interest rate applicable to the debt securities on the interest determination date, which will be the second London Banking Day immediately preceding the interest reset date. The interest rate determined on an interest determination date will become effective on and as of the next interest reset date. “London Banking Day” means a day on which commercial banks are open for dealings in U.S. dollar deposits in the London interbank market.

The calculation agent will determine the applicable Three-Month LIBOR in accordance with the following provisions:

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With respect to any interest determination date, Three-Month LIBOR will be the rate (expressed as a percentage per annum) for deposits in U.S. dollars having a maturity of three months commencing on the related interest reset date that appears on Reuters Page LIBOR01 as of 11:00 a.m. (London time) on that interest determination date. If no such rate appears, then Three-Month LIBOR, in respect of that interest determination date will be determined in accordance with the following provisions.

•

With respect to an interest determination date on which no rate appears on Reuters Page LIBOR01, the calculation agent will request the principal London offices of each of four major reference banks in the London interbank market (which may include affiliates of any underwriters), as selected by the calculation agent, to provide its offered quotation (expressed as a percentage per annum) for deposits in U.S. dollars for the period of three months, commencing on the related interest reset date, to prime banks in the London interbank market at approximately 11:00 a.m. (London time) on that interest determination date and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time. If at least two quotations are provided, then Three-Month LIBOR on that interest determination date will be the arithmetic mean of those quotations.

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If fewer than two quotations are provided, then Three-Month LIBOR on the interest determination date will be the arithmetic mean of the rates quoted at approximately 11:00 a.m. (New York City time) on the interest determination date by three major banks in New York City (which may include affiliates of any underwriters) selected by the calculation agent for loans in U.S. dollars to leading European banks, for a period of three months, commencing on the related interest reset date, and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time. If at least two such rates are so provided, Three-Month LIBOR on the interest determination date will be the arithmetic mean of such rates.

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If fewer than two such rates are so provided, Three-Month LIBOR on the interest determination date will be Three-Month LIBOR in effect with respect to the immediately preceding interest determination date.

“Reuters Page LIBOR01” means the display that appears on Reuters (or any successor service) on page LIBOR01 (or any page as may replace such page on such service) for the purpose of displaying London interbank offered rates of major banks for U.S. dollars.

Interest on the debt securities will be calculated on the basis of a 360-day year and the actual number of days elapsed.

All percentages resulting from any calculation of any interest rate for the debt securities will be rounded, if necessary, to the nearest one hundred thousandth of a percentage point, with five one-millionths of a percentage point rounded upward (e.g., 5.876545% (or .05876545) would be rounded to 5.87655% (or .0587655)), and all U.S. dollar amounts would be rounded to the nearest cent, with one-half cent being rounded upward.

The interest rate payable on the debt securities will not be higher than the maximum rate permitted by New York State law as that law may be modified by U.S. law of general application.

The calculation agent will publish the interest period, the interest payment date, the interest rate for that interest period, and the amount of interest to be paid on the debt securities for each interest period in the manner for giving notice to holders of the debt securities described below. The calculations of the calculation agent will, in the absence of manifest error, be conclusive for all purposes and binding on the holders of debt securities.

Payment Provisions

Payments on the Debt Securities

We will pay interest on the debt securities on the interest payment dates stated in the applicable prospectus supplement and at maturity. Each payment of interest due on an interest payment date or at maturity will include interest accrued from and including the last date to which interest has been paid or made available for payment, or from the issue date, if none has been paid or made available for payment, to but excluding the relevant payment date.

For interest due on a debt security on an interest payment date, we will pay the interest to the holder in whose name the debt security is registered at the close of business on the regular record date relating to the interest payment date. For interest due at maturity but on a day that is not an interest payment date, we will pay the interest to the person or entity entitled to receive the principal of the debt security. For principal due on a debt security at maturity, we will pay the amount to the holder of the debt security against surrender of the debt security at the proper place of payment. (Section 306)

Unless otherwise specified in the applicable prospectus supplement, we will compute interest on debt securities bearing interest at a fixed rate on the basis of a 360-day year of twelve 30-day months (subject to the provisions described under “—Peso-Denominated Debt Securities” below) and we (or a calculation agent) will compute interest on debt securities bearing interest at a floating rate based on LIBOR on the basis of the actual number of days during the relevant interest period and a 360-day year.

The regular record dates relating to the interest payment dates for any debt security will be set forth in the applicable prospectus supplement.

Payments on Global Debt Securities. For debt securities issued in global form, we will make payments on the debt securities in accordance with the applicable policies of the depositary as in effect from time to time. (Section 1002) Under those policies, we will make payments directly to the depositary, or its nominee, and not to any indirect holders who own beneficial interests in a global debt security. An indirect holder’s right to receive those payments will be governed by the rules and practices of the depositary and its participants.

Payments on Certificated Debt Securities. For debt securities issued in certificated form, we will pay interest that is due on an interest payment date by check mailed on the interest payment date to the holder at the holder’s address shown on the trustee’s records as of the close of business on the regular record date, and we will make all other payments by check to the paying agent described below, against surrender of the debt security. All payments by check may be made in next-day funds, that is, funds that become available on the day after the check is cashed. If we issue debt securities in certificated form, holders of debt securities in certificated form will be able to receive payments of principal and interest on their debt securities at the office of our paying agent maintained in New York City. (Sections 202 and 306)

Payment When Offices Are Closed

If any payment is due on a debt security on a day that is not a business day, we will make the payment on the day that is the next business day. Payments postponed to the next business day in this situation will be treated under the indenture as if they were made on the original due date. Postponement of this kind will not result in a default under the debt securities, guarantees or the indenture. If interest on the debt securities is calculated on the basis of a 360-day year of twelve 30-day months, no interest will accrue on the postponed amount from the original due date to the next day that is a business day.

“Business day” means each Monday, Tuesday, Wednesday, Thursday and Friday that is (a) not a day on which banking institutions in New York City or Mexico City generally are authorized or obligated by law, regulation or executive order to close and (b) a day on which banks and financial institutions in Mexico are open for business with the general public.

Peso-Denominated Debt Securities

Unless otherwise specified in the applicable prospectus supplement with respect to peso-denominated debt securities, the following provisions shall apply.

Interest

We will compute interest on debt securities denominated in Mexican pesos on the basis of the actual number of days during the relevant interest period and a 360-day year.

Payment Currency

Payments in U.S. Dollars. Payment of principal, interest, additional amounts and any other amounts due in respect of debt securities denominated in Mexican pesos will be made, except as provided below, in U.S. dollars, in amounts determined by the calculation agent by translating the Mexican peso amounts into U.S. dollars at the Settlement Rate on the applicable Rate Calculation Date.

For the purposes of translating Mexican peso amounts into U.S. dollars:

“Settlement Rate” means the Mexican peso/U.S. dollar exchange rate (the “FIX FX Rate”) reported by the Banco de México (Bank of Mexico, or “Central Bank”) as the average of quotes in the wholesale foreign exchange market in Mexico for transactions payable in 48 hours on its website (which, at the date hereof, is located at http://www.banxico.gob.mx) on the applicable Rate Calculation Date. In the event that the FIX FX Rate is not so available by 3:00 p.m. (Mexico City time) on any Rate Calculation Date, then the Settlement Rate for such Rate Calculation Date will be determined by the Calculation Agent by taking the arithmetic mean (such mean, the “Alternative Rate”) of the Mexican peso/U.S. dollar exchange rate for the foreign exchange market in Mexico for transactions payable in 48 hours offered at or about such time on such date by (i) Banco Nacional de México, S.A., Institución de Banca Múltiple, (ii) Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa, and (iii) The Bank of New York Mellon (the “Reference Banks”); provided, however, that if any of the Reference Banks ceases to offer such an exchange rate, that bank will be replaced by us, for the purpose of determining the Alternative Rate, with another leading bank or financial institution. In the event that the calculation agent determines (in its sole and absolute discretion) that neither the FIX FX Rate nor the Alternative Rate can be ascertained on a Rate Calculation Date in accordance with the foregoing, the calculation agent will determine the Settlement Rate (and method of determining the Settlement Rate) in respect of such date in its sole and absolute discretion, taking into consideration all available information that in good faith it deems relevant.

“Rate Calculation Date” means the second Mexican FX Day immediately preceding an interest payment date, maturity date or redemption date, as applicable. Notwithstanding the preceding sentence, if the Rate Calculation Date is not a business day, then the Rate Calculation Date will be the immediately preceding Mexican FX day (i.e., prior to such second Mexican FX Day) that is a business day.

“Mexican FX Day” means each Monday, Tuesday, Wednesday, Thursday and Friday that is (i) not a day on which banking institutions or foreign exchange markets in Mexico City generally are authorized or obligated by law, regulation or executive order to close and (ii) a day on which banking institutions and foreign exchange markets in Mexico City are open for business with the general public.

The FIX FX Rate for each Rate Calculation Date is also published in the Official Gazette (the Diario Oficial de la Federación) on the succeeding Mexican FX Day.

As long as the debt securities are outstanding, we will maintain a calculation agent for determining the Settlement Rate on each Rate Calculation Date. Each determination of the calculation agent will, in the absence of manifest error, be conclusive for all purposes and binding on us and the holders of the debt securities.

The calculation agent will give notice to holders of the debt securities of the Settlement Rate and the U.S. dollar amounts to be paid per Ps.1,000,000 principal amount of debt securities on the business day immediately preceding the applicable payment date in the manner described under “—Notices” below.

Election for Payment in Mexican Pesos. A holder of the debt securities may elect to receive payment of principal, interest, additional amounts and any other amounts due in respect of the debt securities in Mexican pesos. A holder who wishes to elect to receive a particular payment in Mexican pesos must notify the principal paying agent no later than the eighth day preceding the applicable payment date (but not earlier than the applicable record date). Holders who wish to receive payments in Mexican pesos must deliver a separate notice of any such election with respect to each payment date. Holders who own beneficial interests in a global debt security through accounts with Clearstream, Luxembourg or Euroclear must arrange to have such notice given on their behalf. See “Form of Securities, Clearing and Settlement” in this prospectus.

Paying Agents

If we issue debt securities in certificated form, we may appoint one or more financial institutions to act as our paying agents, at whose designated offices the debt securities may be surrendered for payment at their maturity. We may add, replace or terminate paying agents from time to time, provided that if any debt securities are issued in certificated form, so long as such debt securities are outstanding, we will maintain a paying agent in New York City. We may also choose to act as our own paying agent. Initially, we have appointed the trustee, at its corporate trust office in New York City, as a paying agent. We must notify you of changes in the paying agents as described under “—Notices” below.

Unclaimed Payments

All money paid by us to a paying agent that remains unclaimed at the end of two years after the amount is due to a holder will be repaid to us. After that two-year period, the holder may look only to us for payment and not to the trustee, any other paying agent or anyone else. (Section 1003)

Payment of Additional Amounts

We are required by Mexican law to deduct Mexican withholding taxes from payments of interest to holders of debt securities who are not residents of Mexico for tax purposes as described under “Taxation—Mexican Tax Considerations.”

We will pay to holders of the debt securities all additional amounts that may be necessary so that every net payment of interest or principal to the holder will not be less than the amount provided for in the debt securities. By net payment, we mean the amount that we or our paying agent will pay the holder after deducting or withholding an amount for or on account of any present or future taxes, duties, assessments or other governmental charges imposed with respect to that payment by a Mexican taxing authority.

Our obligation to pay additional amounts is, however, subject to several important exceptions. We will not pay additional amounts to any holder for or on account of any of the following:

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any taxes, duties, assessments or other governmental charges imposed solely because at any time there is or was a connection between the holder and Mexico (other than the mere receipt of a payment or the ownership or holding of a debt security);

•	any estate, inheritance, gift or other similar tax, assessment or other governmental charge imposed with respect to the debt securities;

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any taxes, duties, assessments or other governmental charges imposed solely because the holder or any other person fails to comply with any certification, identification or other reporting requirement concerning the nationality, residence, identity or connection with Mexico of the holder or any beneficial owner of the debt security if compliance is required by law, regulation or by an applicable income tax treaty to which Mexico is a party, as a precondition to exemption from, or reduction in the rate of, the tax, assessment or other governmental charge and we have given the holders at least 30 days’ notice prior to the first payment date with respect to which such certification, identification or reporting requirement is required to the effect that holders will be required to provide such information and identification;

•	any tax, duty, assessment or other governmental charge payable otherwise than by deduction or withholding from payments on the debt securities;

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any taxes, duties, assessments or other governmental charges with respect to a debt security presented for payment more than 15 days after the date on which the payment became due and payable or the date on which payment thereof is duly provided for and notice thereof given to holders, whichever occurs later, except to the extent that the holders of such debt security would have been entitled to such additional amounts on presenting such debt security for payment on any date during such 15-day period; and

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any payment on a debt security to a holder that is a fiduciary or partnership or a person other than the sole beneficial owner of any such payment, to the extent that a beneficiary or settlor with respect to such fiduciary, a member of such a partnership or the beneficial owner of the payment would not have been entitled to the additional amounts had the beneficiary, settlor, member or beneficial owner been the holder of such debt security. (Section 1009)

The limitations on our obligations to pay additional amounts described in the third bullet point above will not apply if the provision of information, documentation or other evidence described in the applicable bullet point would be materially more onerous, in form, in procedure or in the substance of information disclosed, to a holder or beneficial owner of a debt security, taking into account any relevant differences between U.S. and Mexican law, regulation or administrative practice, than comparable information or other reporting requirements imposed under U.S. tax law (including the United States/Mexico Income Tax Treaty), regulations (including proposed regulations) and administrative practice. (Section 1009)

Applicable Mexican regulations currently allow us to withhold at a reduced rate, provided that we comply with certain information reporting requirements. Accordingly, the limitations on our obligations to pay additional amounts described in the third bullet point above also will not apply unless (a) the provision of the information, documentation or other evidence described in the applicable bullet point is expressly required by the applicable Mexican regulations, (b) we cannot obtain the information, documentation or other evidence necessary to comply with the applicable Mexican regulations on our own through reasonable diligence and (c) we otherwise would meet the requirements for application of the applicable Mexican regulations.

In addition, the limitation described in the third bullet point above does not require that any person, including any non-Mexican pension fund, retirement fund or financial institution, register with the Ministry of Finance and Public Credit to establish eligibility for an exemption from, or a reduction of, Mexican withholding tax.

We will remit the full amount of any Mexican taxes withheld to the applicable Mexican taxing authorities in accordance with applicable law. We will also provide the trustee with documentation satisfactory to the trustee evidencing the payment of Mexican taxes in respect of which we have paid any additional amount. We will provide copies of such documentation to the holders of the debt securities or the relevant paying agent upon request. (Section 1009(a))

Any reference in this prospectus, the indenture, any applicable supplemental indenture or the debt securities or guarantees to principal, premium, if any, interest or any other amount payable in respect of the debt securities by us will be deemed also to refer to any additional amount that may be payable with respect to that amount under the obligations referred to in this subsection. (Section 1009(e))

In the event that additional amounts actually paid with respect to the debt securities pursuant to the preceding paragraphs are based on rates of deduction or withholding of withholding taxes in excess of the appropriate rate applicable to the holder of such debt securities, and as a result thereof such holder is entitled to make a claim for a refund or credit of such excess from the authority imposing such withholding tax, then such holder shall, by accepting such debt securities, be deemed to have assigned and transferred all right, title and interest to any such claim for a refund or credit of such excess to us. However, by making such assignment, the holder makes no representation or warranty that we will be entitled to receive such claim for a refund or credit and incurs no other obligation with respect thereto. (Section 1009(d))

Optional Redemption

We will not be permitted to redeem the debt securities before their stated maturity, except as set forth below. The debt securities will not be entitled to the benefit of any sinking fund—meaning that we will not deposit money on a regular basis into any separate account to repay your debt securities. In addition, you will not be entitled to require us to repurchase your debt securities from you before the stated maturity. (Section 1201(a))

Optional Redemption

If so indicated in the applicable prospectus supplement, we will be entitled, at our option, to redeem some or all of the outstanding debt securities from time to time at the redemption price set forth in the applicable prospectus supplement. If the debt securities are redeemable only on or after a specified date or upon the satisfaction of additional conditions, the prospectus supplement will specify the date or describe the conditions. In each case we will also pay you accrued and unpaid interest, if any, through the redemption date. Debt securities will stop bearing interest on the redemption date, even if you do not collect your money. (Sections 301, 1201 and 1204)

Redemption for Taxation Reasons

If, as a result of any amendment to, or change in, the laws (or any rules or regulations thereunder) of Mexico or any political subdivision or taxing authority thereof or therein affecting taxation, or any amendment to or change in an official interpretation or application of such laws, rules or regulations, which amendment to or change of such laws, rules or regulations becomes effective on or after the date on which the debt securities are issued, we would be obligated, after taking such measures as we may consider reasonable to avoid this requirement, to pay additional amounts in excess of those attributable to a Mexican withholding tax rate of 4.9% with respect to the debt securities (see “—Additional Amounts” and “Taxation—Mexican Tax Considerations”), then, at our option, all, but not less than all, of the debt securities may be redeemed at any time on giving not less than 30 nor more than 60 days’ notice, at a redemption price equal to 100% of the outstanding principal amount, plus accrued and unpaid interest and any additional amounts due thereon up to but not including the date of redemption; provided, however, that (1) no notice of redemption for tax reasons may be given earlier than 90 days prior to the earliest date on which we would be obligated to pay these additional amounts if a payment on the debt securities were then due and (2) at the time such notice of redemption is given such obligation to pay such additional amounts remains in effect. (Section 1201(c))

Prior to the publication of any notice of redemption for taxation reasons, we will deliver to the trustee:

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a certificate signed by one of our duly authorized representatives stating that we are entitled to effect the redemption and setting forth a statement of facts showing that the conditions precedent to our right of redemption for taxation reasons have occurred; and

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an opinion of Mexican legal counsel (which may be our counsel) of recognized standing to the effect that we have or will become obligated to pay such additional amounts as a result of such change or amendment. (Section 1201(d))

This notice, after it is delivered by us to the trustee, will be irrevocable. (Section 1202)

Covenants

The following covenants will apply to us and certain of our subsidiaries for so long as any debt security remains outstanding. These covenants restrict our ability and the ability of these subsidiaries to enter into certain transactions. However, these covenants do not limit our ability to incur indebtedness or require us to comply with financial ratios or to maintain specified levels of net worth or liquidity.

Limitation on Liens

We may not, and we may not allow any of our restricted subsidiaries to, create, incur, issue or assume any liens on our restricted property to secure debt where the debt secured by such liens, plus the aggregate amount of our attributable debt and that of our restricted subsidiaries in respect of sale and leaseback transactions, would exceed an amount equal to an aggregate of 15% of our Consolidated Net Tangible Assets unless we secure the debt securities equally with, or prior to, the debt secured by such liens. This restriction will not, however, apply to the following:

•	liens on restricted property acquired and existing on the date the property was acquired or arising after such acquisition pursuant to contractual commitments entered into prior to such acquisition;

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liens on any restricted property securing debt incurred or assumed for the purpose of financing its purchase price or the cost of its construction, improvement or repair, provided that such lien attaches to the restricted property within 12 months of its acquisition or the completion of its construction, improvement or repair and does not attach to any other restricted property;

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liens existing on any restricted property of any restricted subsidiary prior to the time that the restricted subsidiary became a subsidiary of ours or liens arising after that time under contractual commitments entered into prior to and not in contemplation of that event;

•	liens on any restricted property securing debt owed by a subsidiary of ours to us or to another of our subsidiaries; and

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liens arising out of the refinancing, extension, renewal or refunding of any debt described above, provided that the aggregate principal amount of such debt is not increased and such lien does not extend to any additional restricted property. (Section 1006)

“Consolidated Net Tangible Assets” means total consolidated assets less (1) all current liabilities, (2) all goodwill, (3) all trade names, trademarks, patents and other intellectual property assets and (4) all licenses, each as set forth on our most recent consolidated balance sheet and computed in accordance with generally accepted accounting principles in Mexico. (Section 101)

“Restricted property” means (1) any exchange and transmission equipment, switches, cellular base stations, microcells, local links, repeaters and related facilities, whether owned as of the date of the indenture or acquired after that date, used in connection with the provision of telecommunications services in Mexico, including any land, buildings, structures and other equipment or fixtures that constitute any such facility, owned by us or our restricted subsidiaries and (2) any share of capital stock of any restricted subsidiary. (Section 101)

“Restricted subsidiaries” means our subsidiaries that own restricted property. (Section 101)

Limitation on Sales and Leasebacks

We may not, and we may not allow any of our restricted subsidiaries to, enter into any sale and leaseback transaction without effectively providing that the debt securities will be secured equally and ratably with or prior to the sale and leaseback transaction, unless:

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the aggregate principal amount of all debt then outstanding that is secured by any lien on any restricted property that does not ratably secure the debt securities (excluding any secured indebtedness permitted under “—Limitation on Liens” above) plus the aggregate amount of our attributable debt and the attributable debt of our restricted subsidiaries in respect of sale and leaseback transactions then outstanding (other than any sale and leaseback transaction permitted under the following bullet point) would not exceed an amount equal to 15% of our Consolidated Net Tangible Assets; or

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we or one of our restricted subsidiaries, within 12 months of the sale and leaseback transaction, retire an amount of our secured debt which is not subordinate to the debt securities in an amount equal to the greater of (1) the net proceeds of the sale or transfer of the property or other assets that are the subject of the sale and leaseback transaction and (2) the fair market value of the restricted property leased. (Section 1008)

“Sale and leaseback transaction” means an arrangement between us or one of our restricted subsidiaries and a bank, insurance company or other lender or investor where we or our restricted subsidiary leases a restricted property for an initial term of three years or more that was or will be sold by us or our restricted subsidiary to that lender or investor for a sale price of U.S.$1 million or its equivalent or more. (Section 101)

“Attributable debt” means, with respect to any sale and leaseback transaction, the lesser of (1) the fair market value of the asset subject to such transaction and (2) the present value, discounted at a rate per annum equal to the discount rate of a capital lease obligation with a like term in accordance with Mexican generally accepted accounting principles, of the obligations of the lessee for net rental payments (excluding amounts on account of maintenance and repairs, insurance, taxes, assessments and similar charges and contingent rents) during the term of the lease. (Section 101)

Limitation on Sale of Capital Stock of Telcel

We may not, and we may not allow any of our subsidiaries to, sell, transfer or otherwise dispose of any shares of capital stock of Telcel if following such sale, transfer or disposition we would own, directly or indirectly, less than (1) 50% of the voting power of all of the shares of capital stock of Telcel and (2) 50% of all of the shares of capital stock of Telcel. (Section 1007)

Provision of Information

We will furnish the trustee with copies of our annual report and the information, documents and other reports that we are required to file with the SEC pursuant to Section 13 or 15(d) of the U.S. Securities Exchange Act of 1934, as amended, including our annual reports on Form 20-F and reports on Form 6-K, within 15 days after we file them with the SEC. In addition, we will make the same information, documents and other reports available, at our expense, to holders who so request in writing. (Section 1005)

In the event that, in the future, we are not required to file such information, documents or other reports pursuant to Section 13 or 15(d) of the Securities Exchange Act, we will furnish on a reasonably prompt basis to the trustee and holders who so request in writing, substantially the same financial and other information that we would be required to include and file in an annual report on Form 20-F and reports on Form 6-K. (Section 1005)

If any of our officers becomes aware that a default or event of default or an event that with notice or the lapse of time would be an event of default has occurred and is continuing, as the case may be, we will also file a certificate with the trustee describing the details thereof and the action we are taking or propose to take. (Section 1004)

Merger, Consolidation or Sale of Assets

We may not consolidate with or merge into any other person or, directly or indirectly, transfer, convey, sell, lease or otherwise dispose of all or substantially all of our assets and properties and may not permit any person to consolidate with or merge into us, unless all of the following conditions are met:

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if we are not the successor person in the transaction, the successor is organized and validly existing under the laws of Mexico or the United States or any political subdivision thereof and expressly assumes our obligations under the debt securities or the indenture;

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immediately after the transaction, no default under the debt securities has occurred and is continuing. For this purpose, “default under the debt securities” means an event of default or an event that would be an event of default with respect to the debt securities if the requirements for giving us default notice and for our default having to continue for a specific period of time were disregarded. See “—Defaults, Remedies and Waiver of Defaults”; and

•	we have delivered to the trustee an officers’ certificate and opinion of counsel, each stating, among other things, that the transaction complies with the indenture. (Section 801)

If the conditions described above are satisfied, we will not have to obtain the approval of the holders in order to merge or consolidate or to sell or otherwise dispose of our properties and assets substantially as an entirety. In addition, these conditions will apply only if we wish to merge into or consolidate with another person or sell or otherwise dispose of all or substantially all of our assets and properties. We will not need to satisfy these conditions if we enter into other types of transactions, including any transaction in which we acquire the stock or assets of another person, any transaction that involves a change of control of our company, but in which we do not merge or consolidate, and any transaction in which we sell or otherwise dispose of less than substantially all our assets.

Telcel may not consolidate with or merge into any other person or, directly or indirectly, transfer, convey, sell, lease or otherwise dispose of all or substantially all of its assets and properties and may not permit any person to consolidate with or merge into it, unless substantially the same conditions set forth above are satisfied with respect to Telcel. (Section 801)

Defaults, Remedies and Waiver of Defaults

You will have special rights if an event of default with respect to the debt securities you hold occurs and is not cured, as described below.

Events of Default

Each of the following will be an “event of default” with respect to the debt securities:

•	we or Telcel fail to pay the principal of any debt security on its due date;

•	we or Telcel fail to pay interest on any debt security within 30 days after its due date;

•

we or Telcel remain in breach of any covenant in the indenture for the benefit of holders of the debt securities, for 60 days after we receive a notice of default (sent by the trustee or the holders of not less than 25% in principal amount of the debt securities) stating that we are in breach;

•	we or Telcel file for bankruptcy, or other events of bankruptcy, insolvency or reorganization or similar proceedings occur relating to us or Telcel;

•

we or Telcel experience a default or event of default under any instrument relating to debt having an aggregate principal amount exceeding U.S.$25 million (or its equivalent in other currencies) that constitutes a failure to pay principal or interest when due or results in the acceleration of the debt prior to its maturity;

•

a final judgment is rendered against us or Telcel in an aggregate amount in excess of U.S.$25 million (or its equivalent in other currencies) that is not discharged or bonded in full within 30 days; or

•

the guarantee of the debt securities is held in a final judgment proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or Telcel, or any person acting on behalf of Telcel, denies or disaffirms its obligations under the guarantees of the debt securities. (Section 501)

Remedies Upon Event of Default

If an event of default with respect to the debt securities occurs and is not cured or waived, the trustee, at the written request of holders of not less than 25% in principal amount of the debt securities, may declare the entire principal amount of all the debt securities to be due and payable immediately, and upon any such declaration the principal, any accrued interest and any additional amounts shall become due and payable. If, however, an event of default occurs because of a bankruptcy, insolvency or reorganization relating to us or Telcel, the entire principal amount of all the debt securities and any accrued interest and any additional amounts will be automatically accelerated, without any action by the trustee or any holder and any principal, interest or additional amounts will become immediately due and payable. (Section 502)

Each of the situations described in the preceding paragraph is called an acceleration of the maturity of the debt securities. If the maturity of the debt securities is accelerated and a judgment for payment has not yet been obtained, the holders of a majority in aggregate principal amount of the debt securities may cancel the acceleration for all the debt securities, provided that all amounts then due (other than amounts due solely because of such acceleration) have been paid and all other defaults with respect to the debt securities have been cured or waived. (Section 502)

If any event of default occurs, the trustee will have special duties. In that situation, the trustee will be obligated to use those of its rights and powers under the indenture, and to use the same degree of care and skill in doing so, that a prudent person would use under the circumstances in conducting his or her own affairs.

Except as described in the prior paragraph, the trustee is not required to take any action under the indenture at the request of any holders unless the holders offer the trustee reasonable protection, known as an indemnity, from expenses and liability. If the trustee receives an indemnity that is reasonably satisfactory to it, the holders of a majority in principal amount of the debt securities may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority holders may also direct the trustee in performing any other action under the indenture with respect to the debt securities. (Sections 512 and 603(e))

Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

•	you must give the trustee written notice that an event of default has occurred and the event of default has not been cured or waived;

•

the holders of not less than 25% in principal amount of the debt securities must make a written request that the trustee take action with respect to the debt securities because of the default and they or other holders must offer to the trustee indemnity reasonably satisfactory to the trustee against the cost and other liabilities of taking that action;

•	the trustee must not have taken action for 60 days after the above steps have been taken; and

•

during those 60 days, the holders of a majority in principal amount of the debt securities must not have given the trustee directions that are inconsistent with the written request of the holders of not less than 25% in principal amount of the debt securities. (Section 507)

You will be entitled, however, at any time to bring a lawsuit for the payment of money due on your debt securities on or after its due date. (Section 508)

Book-entry and other indirect holders should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee and how to declare or cancel an acceleration of the maturity.

Waiver of Default

The holders of not less than a majority in principal amount of the debt securities may waive a past default for all the debt securities. If this happens, the default will be treated as if it had been cured. No one can waive a payment default on any debt security, however, without the approval of the particular holder of that debt security. (Section 513)

Modification and Waiver

There are three types of changes we can make to the indenture, the outstanding debt securities under the indenture and guarantees thereof.

Changes Requiring Each Holder’s Approval

The following changes cannot be made without the approval of each holder of an outstanding debt security affected by the change:

•	a change in the stated maturity of any principal or interest payment on a debt security;

•	a reduction in the principal amount, the interest rate or the redemption price for a debt security;

•	a change in the obligation to pay additional amounts;

•	a change in the currency of any payment on a debt security other than as permitted by the debt security;

•	a change in the place of any payment on a debt security;

•	an impairment of the holder’s right to sue for payment of any amount due on its debt security;

•

a change in the terms and conditions of the obligations of the guarantor under the guarantees to make due and punctual payment of the principal, premium, if any, or interest in respect of the outstanding debt securities under the indenture;

•	a reduction in the percentage in principal amount of the debt securities needed to change the indenture, the outstanding debt securities under the indenture or guarantees thereof; and

•	a reduction in the percentage in principal amount of the debt securities needed to waive our compliance with the indenture or to waive defaults. (Section 902)

Changes Not Requiring Approval

Some changes will not require the approval of holders of debt securities. These changes are limited to specific kinds of changes, like the addition of covenants, events of default or security, and other clarifications and changes that would not adversely affect the holders of outstanding debt securities under the indenture in any material respect. (Section 901)

Changes Requiring Majority Approval

Any other change to the indenture, the debt securities or the guarantees will be required to be approved by the holders of a majority in principal amount of the debt securities affected by the change or waiver. The required approval must be given by written consent. (Section 902)

The same majority approval will be required for us to obtain a waiver of any of our covenants in the indenture. Our covenants include the promises we make about merging and creating liens on our interests, which we describe above under “—Merger, Consolidation or Sale of Assets” and “—Covenants.” If the holders approve a waiver of a covenant, we will not have to comply with it. The holders, however, cannot approve a waiver of any provision in a particular debt security or guarantee, or the indenture, as it affects that debt security, that we cannot change without the approval of the holder of that debt security as described under in “—Changes Requiring Each Holder’s Approval” above, unless that holder approves the waiver. (Section 1011)

Book-entry and other indirect holders should consult their banks or brokers for information on how approval may be granted or denied if we seek to change the indenture or the debt securities or request a waiver.

Defeasance

We may, at our option, elect to terminate (1) all of our or Telcel’s obligations with respect to the debt securities and the related guarantees (“legal defeasance”), except for certain obligations, including those regarding any trust established for defeasance and obligations relating to the transfer and exchange of the debt securities, the replacement of mutilated, destroyed, lost or stolen debt securities and the maintenance of agencies with respect to the debt securities (Sections 1301 and 1302) or (2) our or Telcel’s obligations under the covenants in the indenture, so that any failure to comply with such obligations will not constitute an event of default (“covenant defeasance”) in respect of the debt securities (Sections 1301 and 1303). In order to exercise either legal defeasance or covenant defeasance, we must irrevocably deposit with the trustee money or U.S. government obligations, or any combination thereof, in such amounts as will be sufficient to pay the principal, premium, if any, and interest (including additional amounts) in respect of the debt securities then outstanding on the maturity date of the debt securities, and comply with certain other conditions, including, without limitation, the delivery of opinions of counsel as to specified tax and other matters. (Sections 1301, 1304 and 1305)

If we elect either legal defeasance or covenant defeasance with respect to any debt securities, we must so elect it with respect to all of the debt securities. (Section 1301)

Special Rules for Actions by Holders

When holders take any action under the indenture, such as giving a notice of default, declaring an acceleration, approving any change or waiver or giving the trustee an instruction, we will apply the following rules.

Only Outstanding Debt Securities are Eligible for Action by Holders

Only holders of outstanding debt securities will be eligible to vote or participate in any action by holders. In addition, we will count only outstanding debt securities in determining whether the various percentage requirements for voting or taking action have been met. For these purposes, a debt security will not be “outstanding” if it has been surrendered for cancellation or if we have deposited or set aside, in trust for its holder, money for its payment or redemption. (Section 101)

Determining Record Dates for Action by Holders

We will generally be entitled to set any day as a record date for the purpose of determining the holders that are entitled to take action under the indenture. In some limited circumstances, only the trustee will be entitled to set a record date for action by holders. If we or the trustee set a record date for an approval or other action to be taken by holders, that vote or action may be taken only by persons or entities who are holders on the record date and must be taken during the period that we specify for this purpose, or that the trustee specifies if it sets the record date. We or the trustee, as applicable, may shorten or lengthen this period from time to time. This period, however, may not extend beyond the 180th day after the record date for the action. In addition, record dates for any global debt securities may be set in accordance with procedures established by the depositary from time to time. (Section 104)

Transfer Agents

We may appoint one or more transfer agents, at whose designated offices any debt securities in certificated form may be transferred or exchanged and also surrendered before payment is made at maturity. Initially, we have appointed the trustee, at its corporate office in New York City, as transfer agent. We may also choose to act as our own transfer agent. We must notify you of changes in the transfer agent as described under “—Notices.” If we issue debt securities in certificated form, holders of debt securities in certificated form will be able to transfer their debt securities, in whole or in part, by surrendering the debt securities, with a duly completed form of transfer, for registration of transfer at the office of our transfer agent in New York City. We will not charge any fee for the registration or transfer or exchange, except that we may require the payment of a sum sufficient to cover any applicable tax or other governmental charge payable in connection with the transfer. (Sections 304 and 1002)

Notices

As long as we issue debt securities in global form, notices to be given to holders will be given to DTC, in accordance with its applicable policies as in effect from time to time. If we issue debt securities in certificated form, notices to be given to holders will be sent by mail to the respective addresses of the holders as they appear in the trustee’s records, and will be deemed given when mailed. (Section 106)

Neither the failure to give any notice to a particular holder, nor any defect in a notice given to a particular holder, will affect the sufficiency of any notice given to another holder. (Section 106)

Governing Law

The indenture, the debt securities and the guarantees will be governed by, and construed in accordance with, the laws of the State of New York, United States of America. (Section 113)

Submission to Jurisdiction

In connection with any legal action or proceeding arising out of or relating to the debt securities, the guarantees or the indenture (subject to the exceptions described below), we and the guarantor have each:

•	submitted to the jurisdiction of any New York state or U.S. federal court sitting in New York City, and any appellate court thereof;

•

agreed that all claims in respect of such legal action or proceeding may be heard and determined in such New York state or U.S. federal court and waived, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding and any right of jurisdiction in such action or proceeding on account of the place of residence or domicile of we or the guarantor; and

•	appointed CT Corporation System, with an office at 111 Eighth Avenue, New York, New York 10011, United States of America, as process agent.

The process agent will receive, on behalf of each of us and the guarantor, service of copies of the summons and complaint and any other process which may be served in any such legal action or proceeding brought in such New York state or U.S. federal court sitting in New York City. Service may be made by mailing or delivering a copy of such process to us or the guarantor, as the case may be, at the address specified above for the process agent. (Section 115)

A final judgment in any of the above legal actions or proceedings will be conclusive and may be enforced in other jurisdictions, in each case, to the extent permitted under the applicable laws of such jurisdiction.

In addition to the foregoing, the holders may serve legal process in any other manner permitted by applicable law. The above provisions do not limit the right of any holder to bring any action or proceeding against either us or the guarantor or our or its properties in other courts where jurisdiction is independently established. (Section 115)

To the extent that either we or the guarantor has or hereafter may acquire or have attributed to us or it any sovereign or other immunity under any law, each of us and the guarantor has agreed to waive, to the fullest extent permitted by law, such immunity from jurisdiction or to service of process in respect of any legal suit, action or proceeding arising out of or relating to the indenture or the debt securities. (Section 115)

Currency Indemnity

Our obligations and the obligations of the guarantor under the debt securities and the guarantees, respectively, will be discharged only to the extent that the relevant holder is able to purchase U.S. dollars with any other currency paid to that holder in accordance with any judgment or otherwise. If the holder cannot purchase U.S. dollars in the amount originally to be paid, we and the guarantor have agreed to pay the difference. The holder, however, agrees that, if the amount of U.S. dollars purchased exceeds the amount originally to be paid to such holder, the holder will reimburse the excess to us or the guarantor, as the case may be. The holder will not be obligated to make this reimbursement if we or the guarantor are in default of our or its obligations under the debt securities or the guarantees. (Section 1010)

Our Relationship with the Trustee

The Bank of New York Mellon is initially serving as the trustee for the debt securities. The Bank of New York Mellon or its affiliates may have other business relationships with us from time to time.

DESCRIPTION OF WARRANTS

We may issue warrants, in one or more series, for the purchase of debt securities. Warrants may be issued independently or together with our debt securities and may be attached to or separate from any offered securities. In addition to this summary, you should refer to the detailed provisions of the specific warrant agreement for complete terms of the warrants and the warrant agreement. A form of warrant agreement will be filed as an exhibit to the registration statement.

The warrants will be evidenced by warrant certificates. Unless otherwise specified in the prospectus supplement, the warrant certificates may be traded separately from the debt securities, if any, with which the warrant certificates were issued. Warrant certificates may be exchanged for new warrant certificates of different denominations at the office of an agent that we will appoint. Until a warrant is exercised, the holder of a warrant does not have any of the rights of a holder of our debt securities and is not entitled to any payments on any debt securities issuable upon exercise of the warrants.

A prospectus supplement accompanying this prospectus relating to a particular series of warrants will describe the terms of those warrants, including:

•	the title and the aggregate number of warrants;

•	the debt securities for which each warrant is exercisable;

•	the date or dates on which the right to exercise such warrants commence and expire;

•	the price or prices at which such warrants are exercisable;

•	the currency or currencies in which such warrants are exercisable;

•	the periods during which and places at which such warrants are exercisable;

•	the terms of any mandatory or optional call provisions;

•	the price or prices, if any, at which the warrants may be redeemed at the option of the holder or will be redeemed upon expiration;

•	the identity of the warrant agent; and

•	the exchanges, if any, on which such warrants may be listed.

You may exercise warrants by payment to our warrant agent of the exercise price, in each case in such currency or currencies as are specified in the warrant, and giving your identity and the number of warrants to be exercised. Once you pay our warrant agent and deliver the properly completed and executed warrant certificate to our warrant agent at the specified office, our warrant agent will, as soon as practicable, forward securities to you in authorized denominations or share amounts. If you exercise less than all of the warrants evidenced by your warrant certificate, you will be issued a new warrant certificate for the remaining amount of warrants.

FORM OF SECURITIES, CLEARING AND SETTLEMENT

Global Securities

Unless otherwise specified in the applicable prospectus supplement, the following information relates to the form, clearing and settlement of U.S. dollar-denominated debt securities.

We will issue the securities in global form, without interest coupons. Securities issued in global form will be represented, at least initially, by one or more global debt securities. Upon issuance, global securities will be deposited with the trustee as custodian for The Depository Trust Company, known as DTC, and registered in the name of Cede & Co., as DTC’s partnership nominee. Ownership of beneficial interests in each global security will be limited to persons who have accounts with DTC, whom we refer to as DTC participants, or persons who hold interests through DTC participants. We expect that, under procedures established by DTC, ownership of beneficial interests in each global security will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the global securities).

Beneficial interests in the global securities may be credited within DTC to Euroclear Bank S.A./N.V. and Clearstream, Luxembourg Banking, société anonyme on behalf of the owners of such interests. We refer to Euroclear S.A./N.V. and Clearstream, Luxembourg Banking, société anonyme as “Euroclear” and “Clearstream, Luxembourg,” respectively.

Investors may hold their interests in the global securities directly through DTC, Euroclear or Clearstream, Luxembourg, if they are participants in those systems, or indirectly through organizations that are participants in those systems.

Beneficial interests in the global securities may not be exchanged for securities in physical, certificated form except in the limited circumstances described below.

Book-Entry Procedures for Global Securities

Interests in the global securities will be subject to the operations and procedures of DTC, Euroclear and Clearstream, Luxembourg. We provide the following summaries of those operations and procedures solely for the convenience of investors. The operations and procedures of each settlement system are controlled by that settlement system and may be changed at any time. We are not responsible for those operations or procedures.

DTC has advised that it is:

•	a limited purpose trust company organized under the New York Banking Law;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the U.S. Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic computerized book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers; banks and trust companies; clearing corporations; and certain other organizations. Indirect access to DTC’s system is also available to others such as securities brokers and dealers; banks and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

So long as DTC or its nominee is the registered owner of a global security, DTC or its nominee will be considered the sole owner or holder of the securities represented by that global security for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global security:

•	will not be entitled to have securities represented by the global security registered in their names;

•	will not receive or be entitled to receive physical, certificated securities; and

•

will not be considered the registered owners or holders of the securities under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee under the indenture.

As a result, each investor who owns a beneficial interest in a global security must rely on the procedures of DTC to exercise any rights of a holder of securities under the indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

Payments of principal, premium, if any, and interest with respect to the securities represented by a global security will be made by the trustee to DTC’s nominee as the registered holder of the global security. Neither we nor the trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global security, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.

Payments by participants and indirect participants in DTC to the owners of beneficial interests in a global security will be governed by standing instructions and customary practices and will be the responsibility of those participants or indirect participants and not of DTC, its nominee or us.

Transfers between participants in DTC will be effected under DTC’s procedures and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream, Luxembourg will be effected in the ordinary way under the rules and operating procedures of those systems.

Cross-market transfers between DTC participants, on the one hand, and Euroclear or Clearstream, Luxembourg participants, on the other hand, will be effected within DTC through the DTC participants that are acting as depositaries for Euroclear and Clearstream, Luxembourg. To deliver or receive an interest in a global security held in a Euroclear or Clearstream, Luxembourg account, an investor must send transfer instructions to Euroclear or Clearstream, Luxembourg, as the case may be, under the rules and procedures of that system and within the established deadlines of that system. If the transaction meets its settlement requirements, Euroclear or Clearstream, Luxembourg, as the case may be, will send instructions to its DTC depositary to take action to effect final settlement by delivering or receiving interests in the relevant global securities in DTC, and making or receiving payment under normal procedures for same-day funds settlement applicable to DTC. Euroclear and Clearstream, Luxembourg participants may not deliver instructions directly to the DTC depositaries that are acting for Euroclear or Clearstream, Luxembourg.

Because of time zone differences, the securities account of a Euroclear or Clearstream, Luxembourg participant that purchases an interest in a global security from a DTC participant will be credited on the business day for Euroclear or Clearstream, Luxembourg immediately following the DTC settlement date. Cash received in Euroclear or Clearstream, Luxembourg from the sale of an interest in a global security to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or Clearstream, Luxembourg cash account as of the business day for Euroclear or Clearstream, Luxembourg following the DTC settlement date.

DTC, Euroclear and Clearstream, Luxembourg have agreed to the above procedures to facilitate transfers of interests in the global securities among participants in those settlement systems. However, the settlement systems are not obligated to perform these procedures and may discontinue or change these procedures at any time. Neither we nor the trustee have any responsibility for the performance by DTC, Euroclear or Clearstream, Luxembourg or their participants or indirect participants of their obligations under the rules and procedures governing their operations.

Certificated Securities

Beneficial interests in the global securities may not be exchanged for securities in physical, certificated form unless:

•	DTC notifies us at any time that it is unwilling or unable to continue as depositary for the global securities and a successor depositary is not appointed within 90 days;

•	DTC ceases to be registered as a clearing agency under the Securities Exchange Act of 1934 and a successor depositary is not appointed within 90 days;

•	we, at our option, notify the trustee that we elect to cause the issuance of certificated securities; or

•	certain other events provided in the indenture should occur, including the occurrence and continuance of an event of default with respect to the securities.

In all cases, certificated securities delivered in exchange for any global security will be registered in the names, and issued in any approved denominations, requested by the depository.

For information concerning paying agents for any securities in certificated form, see “Description of Debt Securities—Payment Provisions—Payments on Certificated Debt Securities.”

Peso-Denominated Debt Securities

Unless otherwise specified in the applicable prospectus supplement, the following information relates to the form, clearing and settlement of peso-denominated debt securities.

We will issue the debt securities as one or more global securities registered in the name of a common depositary for Clearstream, Luxembourg and Euroclear. Investors may hold book-entry interests in the global securities through organizations that participate, directly or indirectly, in Clearstream, Luxembourg and/or Euroclear. Book-entry interests in the debt securities and all transfers relating to the debt securities will be reflected in the book-entry records of Clearstream, Luxembourg and Euroclear.

The distribution of the debt securities will be carried through Clearstream, Luxembourg and Euroclear. Any secondary market trading of book-entry interests in the debt securities will take place through participants in Clearstream, Luxembourg and Euroclear and will settle in same-day funds. Owners of book-entry interests in the debt securities will receive payments relating to their debt securities in U.S. dollars or Mexican pesos. Clearstream, Luxembourg and Euroclear have established electronic securities and payment transfer, processing, depositary and custodial links among themselves and others, either directly or through custodians and depositaries. These links allow securities to be issued, held and transferred among the clearing systems without the physical transfer of certificates. Special procedures to facilitate clearance and settlement have been established among these clearing systems to trade securities across borders in the secondary market.

The policies of Clearstream, Luxembourg and Euroclear will govern payments, transfers, exchange and other matters relating to the investor’s interest in securities held by them. We have no responsibility for any aspect of the records kept by Clearstream, Luxembourg or Euroclear or any of their direct or indirect participants. We do not supervise these systems in any way.

Clearstream, Luxembourg and Euroclear and their participants perform these clearance and settlement functions under agreements they have made with one another or with their customers. You should be aware that they are not obligated to perform or continue to perform these procedures and may modify them or discontinue them at any time.

Except as provided below, owners of beneficial interest in the debt securities will not be entitled to have the debt securities registered in their names, will not receive or be entitled to receive physical delivery of the debt securities in definitive form and will not be considered the owners or holders of the debt securities under the indenture governing the debt securities, including for purposes of receiving any reports delivered by us or the trustee pursuant to the indenture. Accordingly, each person owning a beneficial interest in a debt security must rely on the procedures of the depositary and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, in order to exercise any rights of a holder of debt securities.

This description of the clearing systems reflects our understanding of the rules and procedures of Clearstream, Luxembourg and Euroclear as they are currently in effect. These systems could change their rules and procedures at any time. We have obtained the information in this section concerning Clearstream, Luxembourg and Euroclear and their book-entry systems and procedures from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

Clearstream, Luxembourg and Euroclear

Clearstream, Luxembourg has advised that: it is a duly licensed bank organized as a société anonyme incorporated under the laws of Luxembourg and is subject to regulation by the Luxembourg Commission for the supervision of the financial sector (Commission de surveillance du secteur financier); it holds securities for its customers and facilitates the clearance and settlement of securities transactions among them, and does so through electronic book-entry transfers between the accounts of its customers, thereby eliminating the need for physical movement of certificates; it provides other services to its customers, including safekeeping, administration, clearance and settlement of internationally traded securities and lending and borrowing of securities; it interfaces with the domestic markets in over 30 countries through established depositary and custodial relationships; its customers include worldwide securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other professional financial intermediaries; its U.S. customers are limited to securities brokers and dealers and banks; and indirect access to the Clearstream, Luxembourg system is also available to others that clear through Clearstream, Luxembourg customers or that have custodial relationships with its customers, such as banks, brokers, dealers and trust companies.

Euroclear has advised that: it is incorporated under the laws of Belgium as a bank and is subject to regulation by the Belgian Banking and Finance Commission (Commission Bancaire et Financiére) and the National Bank of Belgium (Banque Nationale de Belgique); it holds securities for its participants and facilitates the clearance and settlement of securities transactions among them; it does so through simultaneous electronic book-entry delivery against payments, thereby eliminating the need for physical movement of certificates; it provides other services to its participants, including credit, custody, lending and borrowing of securities and tri-party collateral management; it interfaces with the domestic markets of several countries; its customers include banks, including central banks, securities brokers and dealers, banks, trust companies and clearing corporations and certain other professional financial intermediaries; indirect access to the Euroclear system is also available to others that clear through Euroclear customers or that have custodial relationships with Euroclear customers; and all securities in Euroclear are held on a fungible basis, which means that specific certificates are not matched to specific securities clearance accounts.

Clearance and Settlement Procedures

We understand that investors that hold their debt securities through Clearstream, Luxembourg or Euroclear accounts will follow the settlement procedures that are applicable to securities in registered form. Debt securities will be credited to the securities custody accounts of Clearstream, Luxembourg and Euroclear participants on the business day following the settlement date for value on the settlement date. They will be credited either free of payment or against payment for value on the settlement date.

We understand that secondary market trading between Clearstream, Luxembourg and/or Euroclear participants will occur in the ordinary way following the applicable rules and operating procedures of Clearstream, Luxembourg and Euroclear. Secondary market trading will be settled using procedures applicable to securities in registered form.

You should be aware that investors will only be able to make and receive deliveries, payments and other communications involving the debt securities through Clearstream, Luxembourg and Euroclear on business days. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States or Mexico.

In addition, because of time zone differences, there may be problems with completing transactions involving Clearstream, Luxembourg and Euroclear on the same business day as in the United States or Mexico. U.S. and Mexican investors who wish to transfer their interests in the debt securities, or to make or receive a payment or delivery of the debt securities on a particular day may find that the transactions will not be performed until the next business day in Luxembourg or Brussels, depending on whether Clearstream, Luxembourg or Euroclear is used.

Clearstream, Luxembourg or Euroclear will credit payments to the cash accounts of participants in Clearstream, Luxembourg or Euroclear in accordance with the relevant systemic rules and procedures, to the extent received by its depositary. Clearstream, Luxembourg or the Euroclear, as the case may be, will take any other action permitted to be taken by a holder under the indenture on behalf of a Clearstream, Luxembourg or Euroclear participant only in accordance with its relevant rules and procedures.

Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of the debt securities among participants of Clearstream, Luxembourg and Euroclear. However, they are under no obligation to perform or continue to perform those procedures, and they may discontinue those procedures at any time.

Same-Day Settlement and Payment

The underwriters will settle the debt securities in immediately available funds. We will make all payments of principal and interest on the debt securities in immediately available funds. Secondary market trading between participants in Clearstream, Luxembourg and Euroclear will occur in accordance with the applicable rules and operating procedures of Clearstream, Luxembourg and Euroclear and will be settled using the procedures applicable to securities in immediately available funds. See “—Clearstream, Luxembourg and Euroclear” above.

Holders of debt securities may own beneficial interests in the global security through the facilities of S.D. Indeval S.A. de C.V., Institución para el Depósito de Valores (“Indeval”), which is a participant in each of Clearstream, Luxembourg, and Euroclear. Indeval is a privately owned securities depositary that is authorized and acts as a clearinghouse, depositary and central custodian for securities in Mexico. As such, Indeval provides settlement and transfer services and is the registration agent for Mexican securities transactions, eliminating the need for physical transfer of securities. We anticipate that Indeval will elect to receive payments on the debt securities in Mexican pesos. Accordingly, we expect that holders who own beneficial interests in the debt securities through Indeval will receive principal, interest, additional amounts and any other amounts due in respect of the debt securities in Mexican pesos (rather than U.S. dollars). In addition, holders who own beneficial interests in the debt securities through Indeval may be required to certify as to their residency in accordance with the procedures of Indeval.

Certificated Debt Securities

We will issue debt securities to you in certificated registered form only if:

•	the depositary is no longer willing or able to discharge its responsibilities properly, and neither the trustee nor we have appointed a qualified successor within 90 days; or

•	we, at our option, notify the trustee that we elect to cause the issuance of certificated debt securities; or

•	certain other events provided in the indenture should occur, including the occurrence and continuance of an event of default with respect to the debt securities.

If any of these three events occurs, the trustee will reissue the debt securities in fully certificated registered form and will recognize the registered holders of the certificated debt securities as holders under the indenture.

In the event that we issue certificated securities under the limited circumstances described above, then holders of certificated securities may transfer their debt securities in whole or in part upon the surrender of the certificate to be transferred, together with a completed and executed assignment form endorsed on the definitive debt security, at the offices of the transfer agent in New York City. Copies of this assignment form may be obtained at the offices of the transfer agent in New York City. Each time that we transfer or exchange a new debt security in certificated form for another debt security in certificated form, and after the transfer agent receives a completed assignment form, we will make available for delivery the new definitive debt security at the offices of the transfer agent in New York City. Alternatively, at the option of the person requesting the transfer or exchange, we will mail, at that person’s risk, the new definitive debt security to the address of that person that is specified in the assignment form. In addition, if we issue debt securities in certificated form, then we will make payments of principal of, interest on and any other amounts payable under the debt securities to holders in whose names the debt securities in certificated form are registered at the close of business on the record date for these payments. If the debt securities are issued in certificated form, we will make payments of principal and any redemption payments against the surrender of these certificated debt securities at the offices of the paying agent in New York City.

Unless and until we issue the debt securities in fully-certificated, registered form,

•	you will not be entitled to receive a certificate representing our interest in the debt securities;

•	all references in this prospectus or any prospectus supplement to actions by holders will refer to actions taken by a depositary upon instructions from their direct participants; and

•

all references in this prospectus or in any prospectus supplement to payments and notices to holders will refer to payments and notices to the depositary as the registered holder of the debt securities, for distribution to you in accordance with its policies and procedures.

TAXATION

The following summary of certain Mexican federal and U.S. federal income tax considerations is based on the advice of Galicia y Robles, S.C., with respect to Mexican federal taxes, and on the advice of Cleary Gottlieb Steen & Hamilton LLP, New York, New York, with respect to U.S. federal income taxes. This summary contains a description of the principal Mexican federal and U.S. federal income tax consequences of the purchase, ownership and disposition of the debt securities, but does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the debt securities. This summary does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than the United States and Mexico.

This summary is based on the tax laws of Mexico and the United States as in effect on the date of this registration statement (including the tax treaty described below), as well as on rules and regulations of Mexico and regulations, rulings and decisions of the United States available on or before such date and now in effect. All of the foregoing are subject to change, which change could apply retroactively and could affect the continued validity of this summary.

Prospective purchasers of debt securities should consult their own tax advisers as to the Mexican, United States or other tax consequences of the ownership and disposition of the debt securities, including, in particular, the application to their particular situations of the tax considerations discussed below, as well as the application of state, local, foreign or other tax laws.

Mexican Tax Considerations

The following is a general summary of the principal consequences under the Mexican Ley del Impuesto sobre la Renta (the Mexican Income Tax Law) and rules and regulations thereunder, as currently in effect, of the purchase, ownership and disposition of the debt securities by a holder that is not a resident of Mexico and that will not hold debt securities or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment in Mexico (a “foreign holder”).

For purposes of Mexican taxation, tax residency is a highly technical definition that involves the application of a number of factors. Generally, an individual is a resident of Mexico if he or she has established his or her home in Mexico, and a corporation is considered a resident if it is incorporated under the laws of Mexico or it has its center of interests in Mexico. However, any determination of residence should take into account the particular situation of each person or legal entity.

U.S./Mexico and Other Tax Treaties

The United States and Mexico have entered into a Convention for the Avoidance of Double Taxation (collectively, with subsequent Protocols thereto, referred to as the “tax treaty”). Provisions of the tax treaty that may affect the taxation of certain United States holders are summarized below. The United States and Mexico have also entered into an agreement that covers the exchange of information with respect to tax matters. Mexico has also entered into and is negotiating several other tax treaties that may reduce the amount of Mexican withholding tax to which payments of interest on the debt securities may be subject. Prospective purchasers of debt securities should consult their own tax advisors as to the tax consequences, if any, of such treaties.

Payments of Interest, Principal and Premium in Respect of the Debt Securities

Under the Mexican Income Tax Law, payments of interest we make in respect of the debt securities (including payments of principal in excess of the issue price of such debt securities, which, under Mexican law, are deemed to be interest) to a foreign holder will be subject to a Mexican withholding tax assessed at a rate of

4.9% if (1) the debt securities are placed through banks or brokerage houses (casas de bolsa) in a country with which Mexico has entered into a tax treaty for the avoidance of double taxation, which is in effect, (2) the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) has been notified of the issuance of the debt securities pursuant to the Mexican Income Tax Law and Article 7 of the Mexican Securities Market Law (Ley del Mercado de Valores) and its regulations, and (3) the information requirements specified in the general rules of the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público or the “SHCP”) are satisfied. In case such requirements are not met, the applicable withholding tax rate will be 10%. We believe that because the conditions described in (1) through (3) above will be satisfied, the applicable withholding tax rate will be 4.9%.

A higher income tax withholding rate will be applicable when a party related to us, jointly or individually, directly or indirectly, is the effective beneficiary of more than 5% of the aggregate amount of payments treated as interest on the debt securities, as set forth in Mexican Income Tax Law.

Payments of interest we make with respect to the debt securities to a non-Mexican pension or retirement fund will be generally exempt from Mexican withholding taxes, provided that (1) the fund is the effective beneficiary of such interest income, (2) the fund is duly established pursuant to the laws of its country of origin, (3) the relevant interest income is exempt from taxation in such country, and (4) the fund is duly registered with the SHCP.

We have agreed, subject to specified exceptions and limitations, to pay additional amounts to the holders of debt securities in respect of the Mexican withholding taxes mentioned above. If we pay additional amounts in respect of such Mexican withholding taxes, any refunds of such additional amounts will be for our account. See “Description of Debt Securities—Payment of Additional Amounts.”

Holders or beneficial owners of debt securities may be requested to provide certain information or documentation necessary to enable us to establish the appropriate Mexican withholding tax rate applicable to such holders or beneficial owners. In the event that the specified information or documentation concerning the holder or beneficial owner, if requested, is not provided on a timely basis, our obligations to pay additional amounts may be limited as set forth under “Description of Debt Securities—Payment of Additional Amounts.”

Under the Mexican Income Tax Law, payments of principal we make to a foreign holder of debt securities will not be subject to any Mexican withholding or similar taxes.

Taxation of Disposition of Debt Securities

The application of Mexican tax law provisions to capital gains realized on the disposition of debt securities by foreign holders is unclear. We expect that no Mexican tax will be imposed on transfers of debt securities between foreign holders effected outside of Mexico.

Other Mexican Taxes

A foreign holder will not be liable for estate, gift, inheritance or similar taxes with respect to its holdings of debt securities. There are no Mexican stamp, issue registration or similar taxes payable by a foreign holder with respect to debt securities.

United States Tax Considerations

The following is a summary of the principal U.S. federal income tax considerations that may be relevant to a beneficial owner of debt securities that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of the debt securities (a “U.S. holder”). It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular investor’s decision to invest in debt securities.

This summary is based on provisions of the Internal Revenue Code of 1986, as amended, and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. In addition, this summary deals only with investors that are U.S. holders who acquire the debt securities in the United States as part of the initial offering of the debt securities, who will own the debt securities as capital assets, and whose functional currency is the U.S. dollar. It does not address U.S. federal income tax considerations applicable to investors who may be subject to special tax rules, such as banks, financial institutions, tax-exempt entities, insurance companies, traders in securities that elect to use the mark-to-market method of accounting for their securities, persons subject to the alternative minimum tax, dealers in securities or currencies, certain short-term holders of debt securities, or persons that hedge their exposure in the debt securities or will hold debt securities as a position in a “straddle” or conversion transaction or as part of a “synthetic security” or other integrated financial transaction. U.S. holders should be aware that the U.S. federal income tax consequences of holding the debt securities may be materially different for investors described in the prior sentence, including as a result of recent changes in law applicable to investors with short holding periods or that engage in hedging transactions.

If a partnership holds debt securities, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership that acquires or holds the debt securities should consult its own tax advisors.

This discussion also does not address all of the tax considerations that may be relevant to particular issuances of debt securities, such as debt securities offered at a price less than their stated principal amount or debt securities denominated in a currency other than the U.S. dollar. For information regarding any such special tax considerations relevant to particular issuances you should read the applicable prospectus supplement.

Payments of Interest and Additional Amounts

Payments of the gross amount of interest and additional amounts (as defined in “Description of Debt Securities—Payment of Additional Amounts,” i.e., including amounts withheld in respect of Mexican withholding taxes) with respect to a debt security will be taxable to a U.S. holder as ordinary interest income at the time that such payments are accrued or are received, in accordance with the U.S. holder’s method of tax accounting. Thus, accrual method U.S. holders will report stated interest on the debt security as it accrues, and cash method U.S. holders will report interest when it is received or unconditionally made available for receipt.

Foreign Source Income and Foreign Tax Credits

The Mexican withholding tax that is imposed on interest will be treated as a foreign income tax eligible, subject to generally applicable limitations and conditions under U.S. tax law, for credit against a U.S. holder’s federal income tax liability or, at the U.S. holder’s election, for deduction in computing the holder’s taxable income. Interest and additional amounts paid on the debt securities generally will constitute foreign source passive category income. Gain or loss realized by a U.S. holder on the sale or other disposition of a debt security generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

The calculation and availability of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions, involves the application of complex rules (including, in the case of foreign tax credits, relating to a minimum holding period) that depend on a U.S. holder’s particular circumstances. U.S. holders should consult their own tax advisors regarding the availability of foreign tax credits and the treatment of additional amounts.

Disposition of Debt Securities

A U.S. holder generally will recognize gain or loss on the sale, redemption or other disposition of the debt securities in an amount equal to the difference between the amount realized on such sale, redemption or other disposition (less any amounts attributable to accrued but unpaid interest, which will be taxable as such) and the

U.S. holder’s adjusted tax basis in the debt securities. A U.S. holder’s tax basis in a debt security generally will be its cost for that debt security. Gain or loss realized by a U.S. holder on such sale, redemption or other disposition generally will be capital gain or loss and will be long-term capital gain or loss if, at the time of the disposition, the debt securities have been held for more than one year. Long-term capital gain of individuals is eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Information Reporting and Back-up Withholding

The paying agent may be required to file information returns with the U.S. Internal Revenue Service (the “IRS”) with respect to payments made to certain U.S. holders on the debt securities. A U.S. holder may be subject to backup withholding on the payments that the U.S. taxpayer receives on the debt securities unless such U.S. holder (i) is a corporation or comes within certain other exempt categories and demonstrates this fact, or (ii) provides a correct taxpayer identification number on an IRS Form W-9, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amounts withheld under these rules will be allowed as a credit against such U.S. holder’s federal income tax liability and may entitle such U.S. holder to a refund, provided that the required information is furnished to the IRS.

Non-U.S. Holders

A holder or beneficial owner of debt securities that is not a U.S. holder (a “non-U.S. holder”) generally will not be subject to U.S. federal income or withholding tax on interest received on the debt securities. In addition, a non-U.S. holder will not be subject to U.S. federal income or withholding tax on gain realized on the sale of debt securities unless (i) the gain is effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment) or (ii) in the case of gain realized by an individual non-U.S. holder, the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

PLAN OF DISTRIBUTION

At the time of offering any securities, we will supplement the following summary of the plan of distribution with a description of the offering, including the particular terms and conditions thereof, set forth in a prospectus supplement relating to those securities.

We may sell securities in any of three ways: (1) through underwriters or dealers; (2) directly to one or a limited number of institutional purchasers; or (3) through agents. Each prospectus supplement with respect to a series of securities will set forth the terms of the offering of those securities, including the name or names of any underwriters or agents, the price of such securities and the net proceeds to us from such sale, any underwriting discounts, commissions or other items constituting underwriters’ or agents’ compensation, any discount or concessions allowed or reallowed or paid to dealers and any securities exchanges on which those securities may be listed.

If underwriters are used in the sale, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices to be determined at the time of sale. We may offer the securities to the public either through underwriting syndicates of investment banking firms represented by managing underwriters, or directly through one or more such investment banking firms or others, as designated. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of the securities offered thereby if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

We may sell securities either directly to one or more institutional purchasers, or through agents designated by us from time to time. Any agent involved in the offer or sale of the securities will be named, and any commissions payable by us to such agent will be set forth in the applicable prospectus supplement. Unless otherwise indicated in such prospectus supplement, any such agent will be acting on a reasonable best efforts basis for the period of its appointment.

If indicated in the applicable prospectus supplement, we will authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase the securities from us at the public offering price set forth in the prospectus supplement plus accrued interest, if any, pursuant to delayed delivery contracts providing for payment and delivery on one or more specified dates in the future. Institutions with which such contracts may be made include commercial and saving banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all such cases we must approve such institutions. Such contracts will be subject only to those conditions set forth in such prospectus supplement and the prospectus supplement will set forth the commission payable for solicitation of those contracts.

Agents and underwriters may be entitled under agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof.

Agents and underwriters may engage in transactions with us or perform services for us in the ordinary course of business.

No securities will be publicly offered or traded in Mexico, except as permitted under Mexican law.

EXPENSES

The following table sets forth the estimated expenses to be paid by the registrants in connection with the filing of this registration statement:

Legal fees and expenses	U.S.$	50,000
Accounting fees and expenses		40,000

Total	U.S.$	90,000

EXPERTS

The consolidated financial statements of América Móvil, S.A.B. de C.V. included in its annual report on Form 20-F for the year ended December 31, 2008 and the effectiveness of América Móvil, S.A.B. de C.V.’s internal control over financial reporting as of December 31, 2008, have been audited by Mancera, S.C., a member practice of Ernst & Young Global, an independent registered public accounting firm, as set forth in their reports appearing thereon, included therein, and incorporated herein by reference, Mancera S.C.’s audit report on the consolidated financial statements is based in part on the report of BDO Seidman, LLP, an independent registered accounting firm. Such consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008 are incorporated herein by reference in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

VALIDITY OF SECURITIES

Unless otherwise specified in the applicable prospectus supplement, Cleary Gottlieb Steen & Hamilton LLP will provide an opinion regarding the validity of the debt securities and any guarantees under New York law, and Galicia y Robles, S.C. will provide an opinion regarding the authorization of the debt securities and any guarantees under Mexican law.

Mr. Rafael Robles Miaja, our Corporate Pro-Secretary and formerly our Corporate Secretary and member of our Board of Directors, is a partner at the firm Galicia y Robles, S.C.

ENFORCEABILITY OF CIVIL LIABILITIES

América Móvil and Telcel are corporations organized under the laws of Mexico, with our principal places of business (domicilio social) in Mexico City. In addition, most of our and Telcel’s respective directors, officers and controlling persons, as well as certain experts named in this prospectus, reside outside the United States, and all or a substantial portion of their assets and our assets are located outside of the United States. As a result, it may be difficult for investors to effect service of process within the United States upon these persons or to enforce against them, either inside or outside the United States, judgments obtained against these persons in U.S. courts, or to enforce in U.S. courts judgments obtained against these persons in courts in jurisdictions outside the United States, in each case, in any action predicated upon civil liabilities under the U.S. federal securities laws. Based on the opinion of Galicia y Robles, S.C., our Mexican counsel, there is doubt as to the enforceability against these persons in Mexico, whether in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities predicated solely upon the U.S. federal securities laws.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement for debt securities, including exhibits, that we have filed with the Securities and Exchange Commission, or the SEC, on Form F-3 under the Securities Act of 1933, as amended. This prospectus does not contain all of the information set forth in the registration statement. Statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete. We have filed certain of these documents as exhibits to our registration statement and we refer you to those documents. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Any filings we make electronically will be available to the public over the Internet at the SEC’s web site at www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and certain later information that we file with the SEC will automatically update and supersede earlier information filed with the SEC or included in this prospectus or a prospectus supplement. We incorporate by reference the following documents:

•	our annual report on Form 20-F for the year ended December 31, 2008, filed with the SEC on June 30, 2009 (SEC File No. 001-16269);

•

any future annual reports on Form 20-F filed with the SEC under the Securities Exchange Act of 1934, as amended, after the date of this prospectus and prior to the termination of the offering of the securities offered by this prospectus; and

•

any future reports on Form 6-K that we furnish to the SEC after the date of this prospectus and prior to the termination of the offering of debt securities offered by this prospectus that are identified in such reports as being incorporated by reference in this prospectus.

You may request a copy of any and all of the information that has been incorporated by reference in this prospectus and that has not been delivered with this prospectus, at no cost, by writing or telephoning us at Lago Alberto 366, Edificio Telcel I, Piso 2, Colonia Anáhuac, 11320, México D.F., México, Attention: Investor Relations, telephone (5255) 2581-4449.